THE NATIONAL
BANK of INDIANAPOLIS

2005
Annual Report

2005 Annual Report

Table of Contents

The National Bank of Indianapolis Corporation

The National Bank of Indianapolis Corporation owns all of the stock of The National Bank of Indianapolis, a national banking institution located in Indianapolis, Indiana. The Bank began operations in December 1993, and conducts its business through its downtown headquarters located at 107 North Pennsylvania Street in Indianapolis and seven other offices located in the Indianapolis metropolitan area.

The Bank provides a full range of deposit, credit, and money management services to its targeted market, which is small to medium size businesses, affluent executive and professional individuals, and not-for-profit organizations. The basic strategy of the Bank emphasizes the delivery of highly personalized services to the target client base with an emphasis on quick response and financial expertise.

Market Summary

Shares of the common stock of the Corporation are not traded on any national or regional exchange or in the over-the-counter market. Accordingly, there is no established market for the common stock. There are occasional trades as a result of private negotiations which do not always involve a broker or a dealer. The table below lists the high and low prices per share of which management is aware of during 2005 and 2004. There may have been other trades at other prices of which management is not aware. Management does not have knowledge of the price paid in all transactions and has not verified the accuracy of those prices that have been reported to it. Because of the lack of an established market for the common shares of the Corporation, these prices would not necessarily reflect the prices which the shares would trade in an active in an active market.

	Price per Share			
Quarter	High		Low	
	2005	2004	2005	2004
First Quarter	$36.55	$33.00	$34.50	$31.25
Second Quarter	$37.69	$33.00	$36.49	$32.50
Third Quarter	$38.77	$33.75	$38.06	$32.75
Fourth Quarter	$42.00	$34.50	$38.77	$33.19

The Corporation had 601 shareholders on record as of March 24, 2006.

The Corporation has not declared or paid any cash dividends on its shares of common stock since its organization in 1993. The Corporation and the Bank anticipate that earnings will be retained to finance the Bank's growth in the immediate future. Future dividend payments by the Corporation, if any, will be dependent upon dividends paid by the Bank, which are subject to regulatory limitations, earnings, general economic conditions, financial condition, capital requirements, and other factors as may be appropriate in determining dividend policy.

Forward Looking Statements

This Annual Report contains forward-looking statements. Forward-looking statements provide current expectations or forecasts of future events and are not guarantees of future performance, nor should they be relied upon as representing management's views as of any subsequent date. The forward-looking statements are based on management's expectations and are subject to a number of risks and uncertainties. Although management believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from those expressed or implied in such statements. Risks and uncertainties that could cause actual results to differ materially include, without limitation, the Corporation's ability to effectively execute its business plans; changes in general economic and financial market conditions; changes in interest rates; changes in the competitive environment; continuing consolidation in the financial services industry; new litigation or changes in existing litigation; losses, customer bankruptcy, claims and assessments; changes in banking regulations or other regulatory or legislative requirements affecting the Corporation's business; and changes in accounting policies or procedures as may be required by the Financial Accounting Standards Board or other regulatory agencies. Management may elect to update forward-looking statements at some future point; however, it specifically disclaims any obligation to do so.

Selected Financial Data

The following table sets forth certain consolidated information concerning the Corporation for the periods and dates indicated and should be read in connection with, and is qualified in its entirety by, the detailed information and consolidated financial statements and related notes set forth in the Corporation's audited financial statements included elsewhere herein (in 000's), except per share data.

	Year Ended December 31				
	2005	2004	2003	2002	2001
Consolidated Operating Data:					
Interest income	$ 50,847	$ 38,524	$ 34,560	$ 35,095	$ 38,801
Interest expense	20,906	12,962	11,950	14,061	20,953
Net interest income	29,941	25,561	22,610	21,034	17,848
Provision for loan losses	2,085	1,320	1,200	1,500	1,440
Net interest income after provision for loan losses	27,856	24,241	21,410	19,534	16,408
Losses on sale of securities, (net)	-	(84)	(37)	-	-
Other operating income	7,461	7,272	7,422	6,985	5,742
Other operating expenses	25,176	22,613	20,418	18,962	16,640
Income before taxes	10,141	8,816	8,377	7,557	5,510
Federal and state income tax	3,878	3,135	3,213	3,000	2,140
Net income	6,263	5,681	5,164	4,557	3,370
Consolidated Balance Sheet Data (at end of period):					
Total assets	$ 928,462	$ 880,914	$ 812,599	$ 726,514	$ 670,697
Total investment securities (including stock in Federal Banks)	157,471	151,799	125,247	117,485	39,049
Total loans	684,488	656,453	597,063	528,911	452,060
Allowance for loan losses	(8,346)	(7,796)	(8,030)	(7,227)	(5,987)
Deposits	774,316	693,431	637,537	544,343	506,125
Shareholders' equity	51,583	46,544	42,678	41,247	28,470
Weighted basic average shares outstanding	2,299	2,303	2,343	2,289	1,917
Per Share Data:					
Diluted net income per common share (1)	$ 2.62	$ 2.37	$ 2.08	$ 1.88	$ 1.55
Cash dividends declared	0	0	0	0	0
Book value (2)	22.11	19.81	18.14	16.89	14.48
Other Statistics and Operating Data:					
Return on average assets	0.7%	0.7%	0.7%	0.7%	0.5%
Return on average equity	12.8%	12.8%	12.1%	12.2%	12.7%
Net interest margin (3)	3.3%	3.1%	3.1%	3.2%	3.0%
Average loans to average deposits	85.0%	89.0%	95.7%	90.8%	90.8%
Allowance for loan losses to loans at end of period	1.2%	1.2%	1.3%	1.4%	1.3%
Allowance for loan losses to non-performing loans	228.8%	255.1%	164.8%	223.8%	717.0%
Non-performing loans to loans at end of period	0.5%	0.5%	0.8%	0.6%	0.2%
Net charge-offs to average loans	0.2%	0.3%	0.1%	0.1%	0.0%
Number of offices	9	9	8	8	8
Number of full and part-time employees	211	196	180	176	165
Number of Shareholders of Record	601	632	645	647	634
Capital Ratios:					
Average shareholders' equity to average assets	5.2%	5.2%	5.6%	5.4%	4.3%
Equity to assets	5.6%	5.3%	5.3%	5.7%	4.2%
Total risk-based capital ratio (Bank only)	10.9%	10.5%	10.2%	10.1%	10.6%

(1) Based upon weighted average shares outstanding during the period.
(2) Based on Common Stock outstanding at the end of the period.
(3) Net interest income as a percentage of average interest-earning assets.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of the Corporation relates to the years ended December 31, 2005, 2004 and 2003 and should be read in conjunction with the Corporation's Consolidated Financial Statements and Notes thereto included elsewhere herein.

General

The primary source of the Bank's revenue is net interest income from loans and deposits and fees from financial services provided to customers. Overall economic factors including market interest rates, business spending, and consumer confidence, as well as competitive conditions within the marketplace tend to influence business volumes.

The Corporation monitors the impact of changes in interest rates on its net interest income. One of the primary goals of asset/liability management is to maximize net interest income and the net value of future cash flows within authorized risk limits. At December 31, 2005 the interest rate risk position of the Corporation was liability sensitive. Maintaining a liability sensitive interest rate risk position means that net income should decrease as rates rise and increase as rates fall.

Due to record low interest rates in 2003, there was an increase in refinancing activity and mortgage loan sales by the Corporation. There was a significant decrease in mortgage loan refinancing during 2004 and 2005 resulting in less sales by the Corporation causing a decrease in mortgage banking income.

Net income is affected by the provision for loan losses. Management performs an evaluation as to the amounts required to maintain an allowance adequate to provide for potential losses inherent in the loan portfolio. The level of this allowance is dependent upon the total amount of past due and non-performing loans, general economic conditions and management's assessment of potential losses based upon internal credit evaluations of loan portfolios and particular loans. It has been our experience that improved economic strength generally will translate into better credit quality in the banking industry. Management believes that the reserve for loan losses are adequate.

The risks and challenges that management believes will be important during 2006 are price competition for loans and deposits by new market entrants as well as established competitors, and continued lower mortgage loan volume as compared to 2005, 2004 and 2003, leading to lower gains on sales of mortgage loans.

Results of Operations

Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004 and Year Ended December 31, 2004 Compared to the Year Ended December 31, 2003

The Corporation's results of operations depend primarily on the level of its net interest income, its non-interest income and its operating expenses. Net interest income depends on the volume of and rates associated with interest earning assets and interest bearing liabilities which results in the net interest spread. The Corporation had net income of $6,262,526 for the year ended December 31, 2005 compared to net income of $5,681,049 for the year ended December 31, 2004 and net income of $5,164,200 for the year ended December 31, 2003. This change is primarily due to the growth of the Bank allowing for more interest earning assets and net interest income compared to the same period during 2004 and 2003, thereby offsetting more of the operating expenses.

Management's Discussion and Analysis (cont'd)

The Bank experienced growth during the past three years. Total assets increased $47,548,075 or 5.4% to $928,461,854 for the year ended December 31, 2005 from $880,913,779 for the year ended December 31, 2004 and total assets increased from $812,598,814 for the year ended December 31, 2003. This growth is in part due to an increase in customers as a result of local bank mergers/consolidations and the addition of experienced corporate and private bankers to the staff.

Net Interest Income

The following table details the components of net interest income for the years ended December 31, 2005, 2004, and 2003 (in 000's):

	Year ended December 31 2005	Year ended December 31 2004	$ Change	% Change	Year ended December 31 2004	Year ended December 31 2003	$ Change	% Change
Interest income:								
Interest and fees on loans	$ 43,256	$ 33,306	$ 9,950	29.9%	$ 33,306	$ 31,010	$ 2,296	7.4%
Interest on investment securities	6,154	4,403	1,751	39.8%	4,403	3,020	1,383	45.8%
Interest on federal funds sold	1,291	725	566	78.1%	725	432	293	67.8%
Interest on reverse repurchase agreements	146	90	56	62.2%	90	98	(8)	-8.2%
Total interest income	$ 50,847	$ 38,524	$ 12,323	32.0%	$ 38,524	$ 34,560	$ 3,964	11.5%
Interest expense:								
Interest on deposits	$ 16,110	$ 8,975	$ 7,135	79.5%	$ 8,975	$ 7,668	$ 1,307	17.0%
Interest on repurchase agreements	1,528	570	958	168.1%	570	381	189	49.6%
Interest on FHLB advances	1,497	1,775	(278)	-15.7%	1,775	2,414	(639)	-26.5%
Interest on long term debt	1,771	1,642	128	7.8%	1,642	1,487	155	10.4%
Total interest expense	$ 20,906	$ 12,962	$ 7,944	61.3%	$ 12,963	$ 11,950	$ 1,013	8.5%
Net interest income	$ 29,941	$ 25,562	$ 4,379	17.1%	$ 25,562	$ 22,610	$ 2,952	13.1%

The increase in interest income is due to the growth in the investment securities and loan portfolios and higher yields on federal funds sold as well as on the investment securities and loan portfolios. Over the course of 2005, the prime interest rate increased by 200 basis points to 7.25% as of December 31, 2005 from 5.25% as of December 31, 2004.

The increase in interest expense is due to an overall increase in yield paid as well as a growth of deposits, repurchase agreements and subordinated debt during 2005 as compared to the same period in 2004 and 2003.

Management's Discussion and Analysis (cont'd)

The following table shows the prime rate in effect as of each year end and also shows the interest rate increases by the Federal Reserve since 2003:

Date	Prime Rate
December 31, 2003	**4.00%**
December 31, 2004	**5.25%**
December 31, 2005	**7.25%**

Net interest income increased for the year ended December 31, 2005 compared to the years ended December 31, 2004 and 2003. The overall increase was 17.1% and 13.1% between 2005 and 2004 and between 2004 and 2003, respectively. The overall increase was lower between 2004 and 2003 because the prime rate did not begin to increase until June 30, 2004 resulting in an overall lower interest rate environment and the compression of the spread between the yield earned on loans and the cost paid on deposits.

Management's Discussion and Analysis (cont'd)

The following table details average balances, interest income / expense and average rates / yields for the Bank's earning assets and interest bearing liabilities for the years ended December 31, 2005, 2004 and 2003 (in 000's):

	2005			2004			2003		
	Average Balance	Interest Income/ Expense	Average Rate/ Yield	Average Balance	Interest Income/ Expense	Average Rate/ Yield	Average Balance	Interest Income/ Expense	Average Rate/ Yield
Assets:									
Federal Funds	$ 43,508	$ 1,291	2.97%	$ 42,637	$ 725	1.70%	$ 39,961	$ 432	1.08%
Reverse Repurchase Agreements	5,000	146	2.92%	9,180	90	0.98%	10,986	98	0.89%
Investments	186,971	6,154	3.29%	159,795	4,403	2.76%	115,597	3,020	2.61%
Loans (gross)	668,317	43,256	6.47%	612,096	33,306	5.44%	562,587	31,010	5.51%
Total earning assets	$ 903,796	$ 50,847	5.63%	$ 823,708	$ 38,524	4.68%	$ 729,131	$ 34,560	4.74%
Non-earning assets	42,777			39,950			37,076		
Total assets	$ 946,573			$ 863,658			$ 766,207		
Liabilities									
Interest bearing DDA	$ 94,578	$ 1,076	1.14%	$ 84,954	$ 665	0.78%	$ 69,194	$ 576	0.83%
Savings	402,131	10,891	2.71%	333,840	4,910	1.47%	275,108	3,764	1.37%
CD's under $100,000	56,876	1,887	3.32%	56,540	1,695	3.00%	54,146	1,752	3.24%
CD's over $100,000	54,524	1,805	3.31%	49,265	1,323	2.69%	40,430	1,186	2.93%
Individual Retirement Accounts	13,277	451	3.40%	12,705	382	3.01%	11,848	390	3.29%
Repurchase Agreements	62,166	1,528	2.46%	74,794	570	0.76%	71,352	381	0.53%
FHLB Advances/Other	29,170	1,497	5.13%	34,317	1,775	5.17%	46,052	2,414	5.24%
Subordinated Debt	5,000	283	5.66%	3,992	154	3.86%	1,145	43	3.76%
Long Term Debt	13,918	1,488	10.69%	13,918	1,488	10.69%	13,500	1,444	10.70%
Total Interest Bearing Liabilities	$ 731,640	$ 20,906	2.86%	$ 664,325	$ 12,962	1.95%	$ 582,775	$ 11,950	2.05%
Non-Interest Bearing Liabilities	160,713			150,357			136,846		
Other Liabilities	5,287			4,460			3,841		
Total Liabilities	$ 897,640			$ 819,142			$ 723,462		
Equity	48,933			44,516			42,745		
Total Liabilities & Equity	$ 946,573			$ 863,658			$ 766,207		
Recap									
Interest Income		$ 50,847	5.63%		$ 38,524	4.68%		$ 34,560	4.74%
Interest Expense		20,906	2.86%		12,962	1.95%		11,950	2.05%
Net Interest Income/Spread		$ 29,941	2.77%		$ 25,562	2.73%		$ 22,610	2.69%
Contribution of Non-Interest Bearing Funds			0.54%			0.38%			0.41%
Net Interest Margin			3.31%			3.10%			3.10%

NOTE: Average balances computed using daily actual balances. The average loan balance includes non-accrual loans and the interest recognized prior to becoming non-accrual is reflected in the interest income for loans.

Management's Discussion and Analysis (cont'd)

The following table sets forth an analysis of volume and rate changes in interest income and interest expense of the Corporation's average earning assets and average interest-bearing liabilities. The table distinguishes between the changes related to average outstanding balances of assets and liabilities (changes in volume holding the initial average interest rate constant) and the changes related to average interest rates (changes in average rate holding the initial average outstanding balance constant). The change in interest due to both volume and rate has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

Net Interest Income Changes Due to Volume and Rates (in 000's):

	Year Ended December 31								
	2005 Changes from 2004			2004 Changes from 2003			2003 Changes from 2002		
	Net Change	Due to Rate	Due to Volume	Net Change	Due to Rate	Due to Volume	Net Change	Due to Rate	Due to Volume
Interest earning assets:									
Federal funds sold	$ 566	$ 540	$ 26	$ 293	$ 247	$ 46	$ (141)	$ (195)	$ 54
Reverse repurchase agreement	56	178	(122)	(8)	10	(18)	(147)	(106)	(41)
Investment securities	1,751	857	894	1,383	165	1,218	(663)	(265)	(398)
Loans	9,950	6,311	3,639	2,296	(398)	2,694	417	(3,939)	4,356
TOTAL	$ 12,323	$ 7,886	$ 4,437	$ 3,964	$ 24	$ 3,940	$ (534)	$ (4,505)	$ 3,971
Interest bearing liabilities:									
Demand deposits	$ 411	$ 302	$ 109	$ 89	$ (34)	$ 123	$ 2	$ (96)	$ 98
Savings deposits	5,981	4,131	1,850	1,146	282	864	(398)	(762)	364
CDs under $100,000	192	181	11	(57)	(129)	72	(744)	(621)	(123)
CDs over $100,000	482	308	174	137	(100)	237	(235)	(340)	105
Individual retirement accounts	69	50	19	(8)	(34)	26	(102)	(134)	32
Repurchase agreements	958	1,268	(310)	189	163	26	(371)	(378)	7
FHLB Advances	(278)	(14)	(264)	(639)	(32)	(607)	(307)	(156)	(151)
Subordinated Debt	129	72	57	111	1	110	43	-	43
Long term debt	-	-	-	44	(1)	45	-	-	-
TOTAL	$ 7,944	$ 6,298	$ 1,646	$ 1,012	$ 116	$ 896	$ (2,112)	$ (2,487)	$ 375
Net change in Net Interest Income	$ 4,379	$ 1,588	$ 2,791	$ 2,952	$ (92)	$ 3,044	$ 1,578	$ (2,018)	$ 3,596

NOTE: Due to Rate Increase was calculated by taking the change in the rate times the prior year average balance. Due to volume increase was calculated by taking the change in average balance times the prior year rate.

Interest on federal funds sold increased for the year ended December 31, 2005 compared to the year ended December 31, 2004 and year ended December 31, 2003. The increase is due to rising interest rates during 2005 as compared to previous years. The weighted average rate was 2.97% for the year ended December 31, 2005 compared to a weighted average rate of 1.70% and 1.08% for the years ended December 31, 2004 and 2003, respectively. The average balance for federal funds sold increased for the year ended December 31, 2005 compared to the years ended December 31, 2004 and 2003.

Management's Discussion and Analysis (cont'd)

Interest on reverse repurchase agreements increased for the year ended December 31, 2005 compared to the years ended December 31, 2004 and 2003. The change is the result of an increase in interest rates for the year ended December 31, 2005 compared to the years ended December 31, 2004 and 2003. The weighted average rate was approximately 2.92% for the year ended December 31, 2005 compared to a weighted average rate of .98% and .89% for the years ended December 31, 2004 and 2003, respectively.

Investment portfolio income increased for the year ended December 31, 2005 compared to the years ended December 31, 2004 and 2003. The increase is due to an increase in volume and an increase in interest rates in 2005 as compared to previous years. The weighted average rate of the investment portfolio was 3.29% for the year ended December 31, 2005 compared to 2.76% and 2.61% for the years ended December 31, 2004 and 2003, respectively.

Interest on loans increased for the year ended December 31, 2005 compared to the years ended December 31, 2004 and 2003. Average total loans for the year ended December 31, 2005 increased compared to the years ended December 31, 2004 and 2003. The loan portfolio produces the highest yield of all earning assets, the weighed average yield of the loan portfolio for the year ended December 31, 2005 was 6.47% compared to 5.44% and 5.51% for the years ended December 31, 2004 and 2003, respectively. The increased loan growth is the result of new clients and the addition of experienced corporate bankers to the staff.

Total interest expense increased for the year ended December 31, 2005 compared to the years ended December 31, 2004 and 2003. The increase in 2005 as compared to 2004 and 2003 is due primarily to an increase in the interest rates during the 2005 and an increase in the average balances.

Total average interest bearing liabilities for the year ended December 31, 2005 increased compared to the years ended December 31, 2004 and 2003. The average cost of interest bearing liabilities for the year ended December 31, 2005 was approximately 2.86% as compared to 1.95% for the year ended December 31, 2004 and 2.05% for December 31, 2003. This rate increase is due to an overall interest rate increase in the market and due to higher priced deposits being replaced by lower priced deposits.

Management's Discussion and Analysis (cont'd)

Provision for Loan Losses

The amount charged to the provision for loan losses by the Bank is based on management's evaluation as to the amounts required to maintain an allowance adequate to provide for potential losses inherent in the loan portfolio. The level of this allowance is dependent upon the total amount of past due and non-performing loans, general economic conditions and management's assessment of probable losses based upon internal credit evaluations of loan portfolios and particular loans. Loans are principally to borrowers in central Indiana.

The provision for loan losses was $2,085,000 for the year ended December 31, 2005 compared to $1,320,000 and $1,200,000 for the years ended December 31, 2004 and 2003 respectively. The increase in the provision for loan losses is due to the increase in commercial and real estate loan charge offs. These charge offs relate to specific commercial and real estate loans and management does not believe that this is indicative of systematic problems within the loan portfolio. Based on management's risk assessment and evaluation of the probable losses of the loan portfolio, management believes that the current allowance for loan losses is adequate to provide for probable losses in the loan portfolio.

			Tweleve months ended December 31,		
	2005	2004	2003	2002	2001
Beginning of Period	$ 7,795,803	$ 8,029,596	$ 7,227,000	$ 5,986,965	$ 4,700,672
Provision for loan losses	2,085,000	1,320,000	1,200,000	1,500,000	1,440,000
Losses charged to the reserve					
Commercial	1,317,743	1,133,994	506,413	207,716	102,315
Real Estate	447,182	280,394	1,297	21,800	18,772
Consumer	5,070	132,993	2,185	2,052	10,766
Credit Cards	50,125	65,420	26,922	53,661	46,468
	1,820,120	1,612,802	536,816	285,229	178,321
Recoveries					
Commercial	258,920	16,247	121,918	17,024	23,868
Real Estate	26,000	26,836	16,438	-	-
Consumer	787	12,354	105	266	463
Credit Cards	-	3,572	950	7,974	283
	285,707	59,009	139,412	25,264	24,614
End of Period	$ 8,346,390	$ 7,795,803	$ 8,029,596	$ 7,227,000	$ 5,986,965
Allowance as a % of Loans	1.22%	1.19%	1.34%	1.37%	1.32%

Management's Discussion and Analysis (cont'd)

Other Operating Income

The following table details the components of other operating income for the years ended December 31, 2005, 2004, and 2003 (in 000's):

	December 31		$	%	December 31		$	%
	2005	2004	Change	Change	2004	2003	Change	Change
Wealth Management	$3,097	$2,464	$633	25.7%	$2,464	$1,971	$493	25.0%
Service charges and fees on deposit account	1,834	2,131	(297)	-13.9%	2,131	2,410	(279)	-11.6%
Building rental income	450	485	(35)	-7.2%	485	548	(63)	-11.5%
Mortgage banking income	313	564	(251)	-44.5%	564	872	(308)	-35.3%
Interchange income	671	594	77	13.0%	594	542	52	9.6%
Net losses on securities	-	(84)	84	100.0%	(84)	(37)	(47)	127.0%
Other	1,096	1,034	62	6.0%	1,034	1,079	(46)	-4.3%
Total operating income	$7,461	$7,188	$273	3.8%	$ 7,188	$7,385	$ (198)	-2.7%

Other operating income increased for the year ended December 31, 2005 compared to the years ended December 31, 2004 and 2003. There are several factors to the overall increase.

Wealth Management fees increased for the year ended December 31, 2005 compared to the years ended December 31, 2004 and 2003. The increase is attributable to the overall price appreciation in the stock and treasury markets, an increase in assets under management and a change in accounting estimate related to the accrual of fees during 2003.

Service charges and fees on deposit accounts decreased for the year ended December 31, 2005 compared to the years ended December 31, 2004 and 2003. The decrease is attributable to lower overdraft and NSF fees assessed. Also, contributing to the decrease was an increase in the earnings credit rate paid on business demand deposits which decreases the service charges accessed.

Building rental income from the other tenants in the Corporation's main office building decreased for the year ended December 31, 2005 compared to the years ended December 31, 2004 and 2003. The decrease is attributable to fewer tenants in the building and the Corporation occupying more space in the building.

Mortgage banking income decreased for the year ended December 31, 2005 compared to the years ended December 31, 2004 and 2003. This decrease can be attributed to many different factors. Net gain on sale of mortgage loans decreased for the years ended December 31, 2005 to $82,493 compared to $157,145 and $1,056,418 for the years ended December 31, 2004 and 2003 respectively. During 2003, as a result of lower interest rates, mortgage originations increased causing the sale of bulk mortgages to increase. During 2004 and 2005, long term the interest rates remained steady and mortgage originations decreased resulting in decreased mortgage sales. The Mortgage Division originated in excess of $33 million in mortgage loans, while selling over $18 million to the secondary market during 2005. During 2004, the Mortgage Division originated in excess of $46 million in mortgage

Management's Discussion and Analysis (cont'd)

loans, while selling over $32 million to the secondary market. When a mortgage loan is sold, a mortgage servicing right ("MSR") is recorded as an asset on the balance sheet. The value of the MSRs is sensitive to changes in interest rates. In a low rate environment, mortgage loan refinancings generally increase, causing actual and expected loan prepayments to increase, which drives down the value of existing MSRs. Conversely, as interest rates rise, mortgage loan refinancings generally decline, causing actual and expected loan prepayments to decrease, which drives up the value of the MSRs. As of December 31, 2004, a valuation reserve of $350,136 was recognized for mortgage servicing rights. The valuation reserve for mortgage servicing rights decreased to $181,218 as of December 31, 2005. The Corporation recorded a partial recovery of previous period market value adjustments of the mortgage servicing rights due to higher interest rates which caused a significant slow down in mortgage refinances and prepayments of existing mortgages.

During 2005, there was no net loss recorded on the sale of available for sale securities compared to a net loss on the sale of two available for sale securities recorded during the first quarter of 2004. During the third quarter of 2003, a net loss on the sale of four available for sale securities was recorded. The securities were replaced with higher yielding investments to place the portfolio in a better position for rising interest rates for asset/liability purposes.

Other Operating Expenses

The following table details the components of other operating expenses for the years ended December 31, 2005, 2004, and 2003 (in 000's):

	Twelve Months December 31,		$	%	Twelve Months December 31,		$	%
	2005	2004	Change	Change	2004	2003	Change	Change
Salaries, wages and employee benefits	$15,284	$14,133	$1,151	8.1%	$14,133	$12,122	$2,011	16.6%
Occupancy	1,705	1,391	314	22.6%	1,391	1,409	(18)	-1.3%
Furniture and equipment	898	804	94	11.7%	804	891	(87)	-9.7%
Professional services	1,425	1,169	256	21.9%	1,169	886	283	32.0%
Data processing	1,572	1,439	133	9.2%	1,439	1,362	77	5.7%
Business development	1,072	898	174	19.3%	898	838	60	7.2%
Other	3,220	2,779	441	15.9%	2,779	2,909	(130)	-4.5%
Total other operating expenses	$25,176	$22,613	$2,563	11.3%	$22,613	$20,417	$2,196	10.8%

Other operating expenses increased for the year ended December 31, 2005 compared to the years ended December 31, 2004 and 2003.

Salaries, wages and employee benefits increased for the year ended December 31, 2005 compared to the years ended December 31, 2004 and 2003. This increase is primarily due to annual merit increases of employees, training expenses, and the increase in the number of employees to 201 full time equivalents at December 31, 2005 from 181 full time equivalents at December 31, 2004 and from 173 full time equivalents at December 31, 2003.

Management's Discussion and Analysis (cont'd)

Occupancy expense increased for the year ended December 31, 2005 compared to the years ended December 31, 2004 and 2003. This is attributable to the opening of a new banking center at 10590 North Michigan Road in January 2005 and the relocation of the Greenwood banking office from leased space at 1675 West Smith Valley Road to a new full-size freestanding building at 1689 West Smith Valley Road in September 2005.

Furniture and equipment expense increased for the year ended December 31, 2005 compared to the years ended December 31, 2004 and 2003. This increase is primarily due to the opening of two new banking offices, acquiring new assets at the banking centers and main office and repair expense for older assets.

Professional services expense increased for the year ended December 31, 2005 compared to the years ended December 31, 2004 and 2003. The increase is primarily due to additional expense incurred for accounting fees related to new regulations mandated by the Sarbanes-Oxley Act of 2002 and advertising agency fees. Attorney fees were lower for the year ended December 31, 2005 compared to the year ended 2004 but remained higher than the year ended December 31, 2003. The increase in attorney fees during 2004 and 2005 relates to delinquency in specific commercial and real estate loans and management does not believe that this is indicative of systematic problems within the loan portfolio.

Data processing expenses increased for the year ended December 31, 2005 compared to the years ended December 31, 2004 and 2003 primarily due to increased service bureau fees relating to increased transaction activity by the Bank and the Wealth Management department.

Business development expenses increased for the year ended December 31, 2005 compared to the years ended December 31, 2004 and 2003 due to increased advertising, public relations, customer promotion and premium items expense.

Tax (Benefit)/Expense

The Corporation applies a federal income tax rate of 34% and a state tax rate of 8.5% in the computation of tax expense. The provision for income taxes consisted of the following:

	2005	2004	2003
Current tax expense	$4,300,157	$2,940,441	$3,592,053
Deferred tax (benefit)/expense	(421,841)	194,557	(379,263)
	$3,878,316	$3,134,998	$3,212,790

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets are recognized for the estimated tax effects attributable to deductible temporary differences net of any valuation allowances for amounts which may not be realized by the Corporation.

The components of the Corporation's net deferred tax assets in the consolidated balance sheet as of December 31, 2005 and 2004 are as follows:

	2005	2004
Deferred tax assets:		
Allowance for loan losses	$3,306,005	$3,087,918
Other	1,785,184	1,145,500
Total deferred tax assets	5,091,189	4,233,418
Deferred tax liability:		
Mortgage servicing rights	(515,063)	(483,866)
Total deferred tax liabilities	(515,063)	(483,866)
Net deferred tax assets	$4,576,126	$3,749,552

Effects of Inflation

Inflation can have a significant effect on the operating results of all industries. This is especially true in industries with a high proportion of fixed assets and inventory. However, management believes that these factors are not as critical in the banking industry. Inflation does, however, have an impact on the growth of total assets and the need to maintain a proper level of equity capital.

Interest rates are significantly affected by inflation, but it is difficult to assess the impact since neither the timing nor the magnitude of the changes in the various inflation indices coincides with changes in interest rates. There is, of course, an impact on longer-term earning assets; however, this effect continues to diminish as investment maturities are shortened and interest-earning assets and interest-bearing liabilities shift from fixed rate, long-term to rate-sensitive, short-term.

Liquidity and Interest Rate Sensitivity

The Corporation must maintain an adequate liquidity position in order to respond to the short-term demand for funds caused by withdrawals from deposit accounts, extensions of credit and for the payment of operating expenses. Maintaining an adequate liquidity position is accomplished through the management of the liquid assets - those which can be converted into cash - and access to additional sources of funds. The Corporation must monitor its liquidity ratios as established in the Asset/Liability Committee ("ALCO") Policy. In addition, the Corporation has established a contingency funding plan to address liquidity needs in the event of depressed economic conditions. The liquidity position is continually monitored and reviewed by ALCO.

The Corporation has many sources of funds available, they include: overnight federal funds sold, investments available for sale, maturity of investments held for sale, deposits, Federal Home Loan Bank ("FHLB") advances, and issuance of debt. Funding sources did not change significantly during 2005. Deposits are the most significant funding source and loans are the most significant use of funds for the years ended December 31, 2005, 2004, and 2003. The

Corporation maintains a $5,000,000 revolving credit agreement with Harris Trust and Savings Bank to provide additional liquidity support to the Bank, if needed. There were no borrowings under this agreement at December 31, 2005 or 2004.

Primary liquid assets of the Corporation are cash and due from banks, federal funds sold, investments held as available for sale, and maturing loans. Federal funds sold represent the Corporation's primary source of immediate liquidity and were maintained at a level adequate to meet immediate needs. Federal funds sold averaged approximately $44,000,000, $43,000,000, and $40,000,000 for the years ended December 31, 2005, 2004 and 2003 respectively. Reverse repurchase agreements may serve as a source of liquidity, but are primarily used as collateral for customer balances in overnight repurchase agreements. Maturities in the Corporation's loan and investment portfolios are monitored regularly to avoid matching short-term deposits with long-term loans and investments. Other assets and liabilities are also monitored to provide the proper balance between liquidity, safety, and profitability. This monitoring process must be continuous due to the constant flow of cash which is inherent in a financial institution.

The Corporation's management believes its liquidity sources are adequate to meet its operating needs and does not know of any trends, events or uncertainties that may result in a significant adverse effect on the Corporation's liquidity position.

The Corporation actively manages its interest rate sensitive assets and liabilities to reduce the impact of interest rate fluctuations. At December 31, 2005, the Corporation's rate sensitive liabilities exceeded rate sensitive assets due within one year by $63,614,220. At December 31, 2004, the Corporation's rate sensitive assets exceeded rate sensitive liabilities due within one year by $21,623,861.

The purpose of the Bank's Investment Committee is to manage and balance interest rate risk, to provide a readily available source of liquidity to cover deposit runoff and loan growth, and to provide a portfolio of safe, secure assets of high quality that generate a supplemental source of income in concert with the overall asset/liability policies and strategies of the Bank.

The Bank holds securities of the U.S. Government and its agencies along with asset-backed securities, collateralized mortgage obligations, municipals, and Federal Home Loan Bank and Federal Reserve Bank stock. In order to properly manage market risk, credit risk and interest rate risk, the Bank has guidelines it must follow when purchasing investments for the portfolio and adherence to these policy guidelines are reported monthly to the board of directors.

A portion of the Bank's investment securities consist of collateralized mortgage obligations. The Bank limits the level of these securities that can be held in the portfolio to a specified percentage of total average assets.

All mortgage-related securities must pass the FFIEC stress test. This stress test determines if price volatility under a 200 basis point interest rate shock for each security exceeds a benchmark 30 year mortgage-backed security. If the security fails the test, it is considered high risk and the Bank will not purchase it. All mortgage-related securities purchased and included in the investment portfolio will be subject to the FFIEC test as of December 31 each year to determine if they have become high risk holdings. If a mortgage-related security becomes high risk, it will be evaluated

Management's Discussion and Analysis (cont'd)

by the Bank's Investment Committee to determine if the security should be liquidated. At December 31, 2005 and 2004, the Bank did not hold any high risk mortgage-related securities

The Bank's investment portfolio also consists of bank-qualified municipal securities. Municipal securities purchased are limited to the first three (3) grades of the rating agencies. The grade is reviewed each December 31 to verify that the grade has not deteriorated below the first three (3) grades. The Bank may purchase non-rated general obligation municipals, but the credit strength of the municipality must be evaluated by the Bank's Credit Department. Generally, municipal securities from each issuer will be limited to $2 million, never to exceed 10% of the Bank's tier 1 capital and will not have a stated final maturity date of greater than fifteen (15) years.

The average yield (FTE) on the Bank's investment portfolio is as follows as of December 31,

	2005	2004	2003
U.S. Treasuries	2.40%	1.70%	1.99%
U.S. Government agencies	3.09%	2.65%	2.72%
Collateralized mortgage obligations	3.42%	3.41%	1.87%
Municipals	6.61%	7.76%	7.32%
Other securities	3.33%	1.71%	1.91%

With the exception of securities of the U.S. Government and U.S. Government agencies and corporations, the Corporation had no other securities with a book or market value greater than 10% of shareholders' equity as of December 31, 2005, 2004 and 2003.

Management's Discussion and Analysis (cont'd)

The following is a summary of available-for-sale securities and held-to-maturity securities:

	Available-for-Sale Securities			
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value
December 31, 2005				
U.S. Treasury securities	$ 1,494,394	$ -	$ 2,009	$ 1,492,385
U.S. Government agencies	70,000,000	-	1,525,300	68,474,700
Collateralized mortgage obligations	35,052	-	12	35,040
	$ 71,529,446	$ -	$ 1,527,321	$ 70,002,125
December 31, 2004				
U.S. Treasury securities	$ 2,016,184	-	$ 7,704	$ 2,008,480
U.S. Government agencies	91,000,000	112,700	769,680	90,343,020
Collateralized mortgage obligations	62,486	58	-	62,544
	$ 93,078,670	$ 112,758	$ 777,384	$ 92,414,044
December 31, 2003				
U.S. Treasury securities	$ 21,840,685	5,646	$ 954	$ 21,845,377

	Held-to-Maturity Securities			
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value
December 31, 2005				
Municipals	$ 35,715,981	$ 315,262	$ 582,213	$ 35,449,030
Collateralized mortgage obligations	47,791,685	-	1,400,263	46,391,422
Other securities	225,000	2,202	1,598	225,604
	$ 83,732,666	$ 317,464	$ 1,984,074	$ 82,066,056
December 31, 2004				
Municipals	5,444,198	$ 484,166	-	$5,928,364
Collateralized mortgage obligations	50,012,255	-	836,980	49,175,275
Other securities	250,000	4,584	221	254,562
	$ 55,706,453	$ 488,750	$ 837,201	$ 55,358,002
December 31, 2003				
Municipals	5,576,468	$ 531,499	-	$6,107,967
Other securities	250,000	7,082	-	257,082
	$ 5,826,468	$ 538,581	$ -	$ 6,365,049

Management's Discussion and Analysis (cont'd)

The Corporation held eighty-two investment securities as of December 31, 2005 of which the amortized cost was greater than market value. The majority of these investment securities were purchased during 2004 and 2005. Management does not believe any individual unrealized loss as of December 31, 2005 represents an other-than-temporary impairment. The unrealized losses relate primarily to securities issued by the U.S. Treasury, FHLMC and Municipals. These unrealized losses are primarily attributable to changes in interest rates and individually were 4.2% or less of their respective amortized cost basis. The Corporation has both the intent and ability to hold these securities for a time necessary to recover the amortized cost.

As part of managing liquidity, the Corporation monitors its loan to deposit ratio on a daily basis. At December 31, 2005 the ratio was 88.4 percent and as of December 31, 2004 the ratio was 94.7 percent which is within the Corporation's acceptable range.

The following table shows the composition of the Bank's loan portfolio as of the dates indicated (in 000's):

	December 31,									
	2005		2004		2003		2002		2001	
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
TYPES OF LOANS										
Commercial	$ 252,528	36.9%	$ 235,705	35.7%	$ 221,846	37.2%	$ 182,994	34.6%	$ 150,101	33.2%
Construction	50,173	7.3%	37,119	5.7%	35,305	5.9%	21,107	4.0%	17,027	3.8%
Commercial Mortgage	138,075	20.2%	127,773	19.5%	120,135	20.1%	113,399	21.4%	82,256	18.2%
Residential Mortgage	195,766	28.6%	206,599	31.5%	183,095	30.7%	163,034	30.8%	151,874	33.6%
Consumer	45,188	6.6%	40,534	6.2%	25,183	4.2%	35,934	6.8%	37,493	8.3%
Credit Card	2,737	0.4%	2,480	0.4%	2,360	0.4%	2,056	0.4%	1,811	0.4%
Other	20	0.0%	6,243	1.0%	9,139	1.5%	10,387	2.0%	11,498	2.5%
Total - Gross	$ 684,487	100.0%	$ 656,453	100.0%	$ 597,063	100.0%	$ 528,911	100.0%	$ 452,060	100.0%
Allowance	(8,346)		(7,796)		(8,030)		(7,227)		(5,987)	
Total - Net	$ 676,141		$ 648,657		$ 589,033		$ 521,684		$ 446,073	

Management's Discussion and Analysis (cont'd)

The following table shows the composition of the commercial loan category by industry type as of the dates indicated (in $000's):

Type	2005 Amount	2005 %	2004 Amount	2004 %	2003 Amount	2003 %
Agriculture, Foresty & Fishing	$ 1,136	0.4%	$ 258	0.1%	$ 1,297	0.6%
Mining	2,574	1.0%	2,615	1.1%	1,939	0.9%
Construction	9,714	3.8%	13,417	5.7%	17,480	7.9%
Manufacturing	38,178	15.1%	30,570	13.0%	18,996	8.6%
Wholesale Trade	32,287	12.8%	29,965	12.7%	26,778	12.1%
Retail Trade	6,215	2.5%	4,870	2.1%	6,387	2.9%
Transportation	8,473	3.4%	9,966	4.2%	5,423	2.4%
Information	945	0.4%	1,141	0.5%	1,348	0.6%
Finance & Insurance	3,997	1.6%	4,091	1.7%	6,066	2.7%
Real Estate and Rental & Leasing	55,906	22.1%	46,134	19.6%	38,430	17.3%
Professional, Scientific & Technical Services	31,604	12.5%	30,522	12.9%	33,808	15.2%
Management of Companies & Enterprises	1,576	0.6%	2,199	0.9%	-	0.0%
Administrative and Support, Waste Management & Remediation Services	1,476	0.6%	-	0.0%	1,180	0.5%
Educational Services	4,680	1.9%	4,158	1.8%	2,760	1.2%
Health Care & Social Assistance	21,028	8.3%	21,253	9.0%	19,912	9.0%
Arts, Entertainment & Recreation	1,759	0.7%	5,333	2.3%	1,628	0.7%
Accommodation & Food Services	8,788	3.5%	9,026	3.8%	10,752	4.8%
Other Services	22,192	8.8%	20,187	8.6%	27,662	12.5%
	$ 252,528	100.0%	$ 235,705	100.0%	$ 221,846	100.0%

The following table shows the composition of the Bank's deposit portfolio as of the dates indicated (in 000's):

December 31,	2005 Amount	2005 % of Total	2004 Amount	2004 % of Total	2003 Amount	2003 % of Total
TYPES OF DEPOSITS						
Demand	$ 171,858	26.98%	$ 153,674	26.64%	$ 138,087	26.52%
MMDA/Savings	465,220	73.02%	423,255	73.36%	382,574	73.48%
Total Demand Deposits	637,078	100.00%	576,929	100.00%	520,661	100.00%
CDs < $100,000	59,258	43.18%	55,969	48.04%	57,329	49.05%
CDs > $100,000	64,021	46.65%	47,502	40.77%	47,051	40.26%
Individual Retirement Accounts	13,959	10.17%	13,031	11.19%	12,496	10.69%
Total Certificates of Deposit	137,238	100.00%	116,502	100.00%	116,876	100.00%
Total Deposits	$ 774,316		$ 693,431		$ 637,537	

Management's Discussion and Analysis (cont'd)

The following table illustrates the projected maturities and the repricing mechanisms of the major asset/liabilities categories of the Corporation as of December 31, 2005, based on certain assumptions. Prepayment rate assumptions have been made for the residential loans secured by real estate portfolio. Maturity and repricing dates for investments have been projected by applying the assumptions set forth below to contractual maturity and repricing dates.

	0 - 180 days	181 - 365 days	1 - 2 years	2 - 3 years	3 - 5 years	5 + years	Non-interest Earning	Total
Interest Earning Assets:								
Fed Funds/ Overnight Time	$ 35,536,365							$ 35,536,365
Reverse repurchase agreements	5,000,000							5,000,000
Investments	19,591,754	26,235,795	30,539,764	29,013,280	14,541,077	37,548,921		157,470,591
Loans								
Commercial & Industrial								
Fixed	28,706,725	11,135,699	14,412,461	13,922,664	16,560,385	9,739,669	25,587	94,503,190
Variable	155,011,109	51,992	547,098	1,195,374	23,597	165,970	1,029,752	158,024,892
Commercial Loans Secured by Real Estate								
Fixed	16,134,737	13,868,136	18,557,993	13,074,542	14,154,610	7,436,538	285,028	83,511,584
Variable	52,476,991	127,211	1,012,365	146,684	455,996		344,292	54,563,539
Residential Loans Secured by Real Estate								
Fixed	2,844,406	3,215,677	6,371,425	5,696,179	9,588,009	21,043,773	688,212	49,447,681
Variable	162,001,938	3,816,903	5,352,878	12,158,306	8,311,620	3,760,772	1,089,001	196,491,418
Other								
Fixed	1,082,912	990,625	1,824,817	1,566,248	2,799,320		482,720	8,746,642
Variable	39,196,160						2,696	39,198,856
Total Interest Earning Assets	$ 517,583,097	$ 59,442,038	$ 78,618,801	$ 76,773,277	$ 66,434,614	$ 79,695,643	$ 3,947,288	$ 882,494,758
Non-Interest Earning Assets							45,967,096	45,967,096
Total Assets	$ 517,583,097	$ 59,442,038	$ 78,618,801	$ 76,773,277	$ 66,434,614	$ 79,695,643	$ 49,914,384	$ 928,461,854
Interest Bearing Liabilities								
Demand Deposits	$ 10,426,213	$ 9,476,047	$ 17,320,935	$ 15,353,014	$ 25,671,207	$ 93,251,207	$ 358,823	$ 171,857,446
Interest Bearing Demand	105,265,553							105,265,553
Savings Deposits	11,158,554							11,158,554
Money Market Accounts	348,796,150							348,796,150
Certificate of Deposits	23,268,668	16,877,267	16,492,867	5,655,044	4,867,027	3,867,300		71,028,173
Jumbo CDs	26,963,656	19,858,460	11,913,132	2,242,375	2,522,052	2,710,164		66,209,839
Repurchase Agreements	53,556,402							53,556,402
FHLB Advances	10,000,000		11,000,000	3,000,000				24,000,000
Subordinated Debt	5,000,000							5,000,000
Company obligated mandatorily redeemable preferred capital securities of subsidiary trust holding solely the junior subordinated debentures of the parent company						13,918,000		13,918,000
Total Interest Bearing Liabilities	$ 594,435,196	$ 46,211,774	$ 56,726,934	$ 26,250,433	$ 33,060,286	$ 113,746,671	$ 358,823	$ 870,790,117
Non-Interest Bearing Liabilities							6,089,215	6,089,215
Equity							51,582,522	51,582,522
Total Liabilities & Shareholders' Equity	$ 594,435,196	$ 46,211,774	$ 56,726,934	$ 26,250,433	$ 33,060,286	$ 113,746,671	$ 58,030,560	$ 928,461,854
Interest Sensitivy Gap per Period	$ (76,852,099)	$ 13,230,264	$ 21,891,867	$ 50,522,844	$ 33,374,328	$ (34,051,028)	$ (8,116,176)	
Cumulative Interest Sensitivity Gap	$ (76,852,099)	$ (63,621,835)	$ (41,729,968)	$ 8,792,876	$ 42,167,204	$ 8,116,176	$ (0)	
Interest Sensitivity Gap as a Percentage of Earning Assets	-8.71%	1.50%	2.48%	5.73%	3.78%	-3.86%	-0.92%	
Cumulative Sensitivity Gap as a Percentage of Earning Assets	-8.71%	-7.21%	-4.73%	1.00%	4.78%	0.92%	0.00%	

Of the $26,963,656 Jumbo CDs maturing in 0 – 180 days, $17,234,147 will mature in three months or less.

Contractual Obligations

The following table presents, as of December 31, 2005, significant fixed and determinable contractual obligations to third parties by payment date. Further discussion of the nature of each obligation is included in the referenced notes to the Consolidated Financial Statements under Item 8 of this report.

(In Thousands)	Note Reference	One Year or Less	One to Three Years	Three to Five Years	Over Five Years	Total
Deposits without a stated maturity[a]	10	$ 637,078	$ -	$ -	$ -	$ 637,078
Consumer certificates of deposits [a]	10	86,968	36,303	7,390	6,577	137,238
FHLB Advances[a]	11	10,000	14,000	-	-	24,000
Security repurchase agreements[a]	11	53,556	-	-	-	53,556
Long-term debt [a]	4, 11	-	-	-	18,918	18,918
Operating leases	8	357	640	417	937	2,351

(a) Excludes Interest

The Corporation's operating lease obligations represent rental payments for banking center offices.

Critical Accounting Policies

The Corporation's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States and follow general practices within the industries in which it operates. Application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions, and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. Estimates, assumptions, and judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the financial statements at fair value warrants an impairment write-down or valuation reserve to be established, or when an asset or liability needs to be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record valuation adjustments for certain assets are based either on quoted market prices or are provided by other third-party sources, when available. When third-party information is not available, valuation adjustments are estimated in good faith by management primarily through the use of internal cash flow modeling techniques.

Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions, and estimates underlying those amounts, management has identified the determination of the allowance for loan losses and the valuation of the mortgage servicing asset, to be the accounting areas that require the most subjective or complex judgments, and as such could be most subject to revision as new information becomes available.

Mortgage Servicing Assets

Mortgage servicing rights are recognized as separate assets when rights are acquired through sale of mortgage loans. Capitalized servicing rights are reported in other assets and are amortized into other operating expenses and reported net in the mortgage banking income section in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets. Mortgage servicing rights are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. Impairment is determined by stratifying rights by predominant characteristics, such as loan type, interest rates, maturities, and other terms. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Estimates of fair value include assumptions about loan prepayment speeds, servicing costs and revenues, interest rates, and other factors which may change over time. Impairment is recognized through a valuation allowance for an individual stratum, to the extent that fair value is less than the cost of the rights for each stratum.

Off Balance Sheet Arrangements

During the first quarter of 2004, the Corporation adopted Financial Accounting Standard Board (FASB) Interpretation No. 46, *Consolidation of Variable Interest Entities* (FIN 46), which governs when certain variable interest entities should be consolidated in the financial statements of the Corporation. As a result, the Corporation deconsolidated the Trust from its financial statements. See Note 4 "Trust Preferred Securities" in the notes to consolidated financial statements of this report for further information.

Derivative Instruments and Hedging Activities

During the second quarter of 2004, the Corporation entered into a 3-year interest rate swap to mitigate the risk of adverse interest rate movements on the value of future cash flows related to its investment in overnight Federal Funds sold. Pursuant to FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities", cash flow hedges are accounted for by recording the fair value of the derivative instrument on the balance sheet as either an asset or liability, with a corresponding offset recorded in other comprehensive income within shareholders' equity, net of tax. See Note 6 Derivative Instruments and Hedging Activities in the Notes to the Consolidated Financial Statements under Item 8 of this report for further information.

Under the cash flow hedge accounting method, derivative gains and losses not effective in hedging the change in expected cash flows of the hedged item are recognized immediately in the income statement. At the hedge's inception and quarterly thereafter, a formal assessment is performed to determine whether changes in cash flows of the derivative instrument have been highly effective in offsetting changes in the cash flows of the hedged item and whether they are expected to be highly effective in the future. If it is determined a derivative instrument has not been or will not continue to be highly effective as a hedge, hedge accounting is discontinued.

Allowance for Loan Losses

The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance. The allowance for loan losses allocated to loans that are identified as impaired is based on cash flows using the loan's initial effective interest rate or the fair value of the collateral for collateral dependent loans.

The allowance for loan losses is maintained at a level believed adequate by management to absorb inherent losses in the loan portfolio. The determination of the allowance is based on factors which, in management's judgment, deserve recognition under existing economic conditions in estimating probable loan losses. This evaluation is inherently subjective as it requires material estimates including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change. The allowance is increased by provisions for loan losses charged against income and reduced by net charge-offs.

The allowance for loan losses is allocated to each loan category based on specific loss allocation, management's estimate of expected losses, based on the Bank's historical loss experience, and a qualitative analysis. Although the loan loss reserve is allocated by loan category, the entire allowance is available to cover any loan loss that may occur.

The following table shows the dollar amount of the allowance for loan losses using management's estimate by loan category (in $000's):

	December 31,				
	2005	2004	2003	2002	2001
Commercial	$ 4,204	$ 5,094	$ 6,519	$ 5,173	$ 4,792
Construction	404	155	77	82	21
Commercial Mortgage	1,319	618	261	437	104
Residential Mortgage	1,758	1,108	639	906	499
Consumer	586	745	318	391	322
Credit Card	74	11	63	61	55
Other	1	65	153	177	194
	$ 8,346	$ 7,796	$ 8,030	$ 7,227	$ 5,987

Management considers the present allowance to be appropriate and adequate to cover losses inherent in the loan portfolio based on the current economic environment. However, future economic changes cannot be predicted. Deterioration in economic conditions could result in an increase in the risk characteristics of the loan portfolio and an increase in the provision for loan losses.

Management's Discussion and Analysis (cont'd)

The following table presents a summary of non-performing assets as of December 31, (in 000's):

Non-Performing Assets ($ 000)	2005 Amount	2005 % of Total	2004 Amount	2004 % of Total	2003 Amount	2003 % of Total	2002 Amount	2002 % of Total	2001 Amount	2001 % of Total
Non-Accrual Loans										
Commercial	$ 1,055	28.9%	$ 1,800	57.7%	$ 4,063	83.4%	$ 1,605	49.7%	$ 335	40.1%
Construction	-	0.0%	-	0.0%	-	0.0%	-	0.0%	-	0.0%
Commercial Mortgage	629	17.2%	-	0.0%	-	0.0%	-	0.0%	184	22.0%
Residential Mortgage	1,777	48.8%	815	26.1%	808	16.6%	1,624	50.3%	303	36.3%
Consumer	187	5.1%	-	0.0%	-	0.0%	-	0.0%	13	1.6%
Credit Card	-	0.0%	-	0.0%	-	0.0%	-	0.0%	-	0.0%
Other	-	0.0%	504	16.2%	-	0.0%	-	0.0%	-	0.0%
Total	$ 3,648	100.0%	$ 3,119	100.0%	$ 4,871	100.0%	$ 3,229	100.0%	$ 835	100.0%
Loans 90 Days Past Due - *Still Accruing*	$ -		$ 73		$ 517		$ 9		$ 5	
Restructured due to troubled conditions of the borrower	$ -		$ -		$ -		$ 2,902		$ -	

The following table presents a summary of non-performing loans as of December 31:

Loan Type	2005	2004	2003	2002	2001
Commercial					
# of loans	15	14	28	11	7
Interest income recognized	$ 57,110	$ 73,795	$ 112,102	$ 111,591	$ 9,534
Additional interest income if loan had been accruing	$ 165,475	$ 101,190	$ 168,426	$ 54,952	$ 25,191
Consumer					
# of loans	3	3	-	-	1
Interest income recognized	$ 382	$ 20,155	$ -	$ -	$ -
Additional interest income if loan had been accruing	$ 22,461	$ 36,531	$ -	$ -	$ 1,545
Residential mortgage loans					
# of loans	20	15	13	12	6
Interest income recognized	$ 52,430	$ 8,737	$ 42,539	$ 18,650	$ 1,925
Additional interest income if loan had been accruing	$ 73,499	$ 68,942	$ 22,527	$ 34,598	$ 24,785
Credit cards					
# of loans	-	-	-	-	-
Interest income recognized	$ -	$ -	$ -	$ -	$ -
Additional interest income if loan had been accruing	$ -	$ -	$ -	$ -	$ -
Restructured loans	-	-	-	$ 2,901,600	$ -

Capital Resources

The Corporation's only source of capital since commencing operations has been from issuance of common stock, results of operations, issuance of long term debt to a non-affiliated third party, and the issuance of junior subordinated debentures.

The Corporation maintains a Revolving Credit Agreement with Harris Trust and Savings Bank in the amount of $5,000,000, of which none has been drawn, that will mature September 30, 2006.

The Bank entered into an agreement in the amount of $5,000,000 pursuant to a Subordinated Term Loan Agreement with Harris Trust and Savings Bank dated June 6, 2003. Under the agreement the Bank can make up to two advances against the term loan prior to June 6, 2004. The first advance was made in the amount of $2,000,000 on June 6, 2003. The second advance was made in the amount of $3,000,000 on May 3, 2004. The final maturity date of the loan is June 6, 2012. The outstanding principal balance is due at maturity; however, prepayment of the principal balance is permitted prior to maturity with prior consent from the Federal Reserve.

There are many different interest rate options available. Each floating rate option is available for a fixed term of 1-3 months. The Bank is currently paying adjusted 3-month LIBOR plus 2.0% which equates to 6.42% at December 31, 2005. Interest payments are due at the expiration of the fixed term option.

In September 2000, the Trust, which is wholly owned by the Corporation, issued $13,500,000 of company obligated mandatorily redeemable capital securities. The proceeds from the issuance of the capital securities and the proceeds from the issuance of the common securities of $418,000 were used by the Trust to purchase from the Corporation $13,918,000 Fixed Rate Junior Subordinated Debentures. The capital securities mature September 7, 2030, or upon earlier redemption as provided by the Indenture. The Corporation has the right to redeem the capital securities, in whole or in part, but in all cases in a principal amount with integral multiples of $1,000, on any March 7 or September 7 on or after September 7, 2010 at a premium, declining ratably to par on September 7, 2020. The capital securities and the debentures have a fixed interest rate of 10.60%, and are guaranteed by the Bank. The net proceeds received by the Corporation from the sale of capital securities were used for general corporate purposes.

The Bank has incurred indebtedness pursuant to FHLB advances as follows:

Amount	Rate	Maturity
5,000,000	5.43%	03/16/2006
5,000,000	5.32%	05/08/2006
8,000,000	4.19%	07/24/2007
3,000,000	5.57%	08/13/2007
3,000,000	5.55%	10/02/2008
$24,000,000		

Management's Discussion and Analysis (cont'd)

During 2005, the maximum amount outstanding at any month-end during the year for FHLB Advances was $32,000,000. The Bank may add indebtedness of this nature in the future if determined to be in the best interest of the Bank.

Security repurchase agreements are short-term borrowings that generally mature within one to three days from the transaction date. At December 31, 2005 and 2004 the weighted average interest rate on these borrowings was 2.51% and 0.74%, respectively. During 2005, the maximum amount outstanding at any month-end during the year was $91,111,736.

Capital for the Bank is above well-capitalized regulatory requirements at December 31, 2005. Pertinent capital ratios for the Bank as of December 31, 2005 are as follows:

	Actual	Well Capitalized	Adequately Capitalized
Tier 1 risk-based capital ratio	9.0%	6.0%	4.0%
Total risk-based capital ratio	10.9%	10.0%	8.0%
Leverage ratio	6.8%	5.0%	4.0%

Dividends from the Bank to the Corporation may not exceed the net undivided profits of the Bank (included in consolidated retained earnings) for the current calendar year and the two previous calendar years without prior approval of the OCC. In addition, Federal banking laws limit the amount of loans the Bank may make to the Corporation, subject to certain collateral requirements. No loans were made during 2005 or 2004 by the Bank to the Corporation. A dividend of $1,300,000 was declared and made during 2005 and a dividend of $1,000,000 was declared and made during 2004 by the Bank to the Corporation.

In January 2003, the Board of Directors of the Corporation authorized a repurchase program entitled "Program One" which covers employees and directors and was set to expire on December 31, 2005 unless terminated earlier by the Board. However, during the fourth quarter of 2005, the Board of Directors of the Corporation authorized the effective date to be extended until December 31, 2008 unless terminated earlier by the Board of Directors.

During the fourth quarter of 2005 Board of Directors of the Corporation also authorized an additional $1,900,000 to be allocated to Program One. Under Program One, the Corporation may spend up to $7,400,000 in individually negotiated transactions to repurchase its shares from employees and directors who wish to sell. The repurchase program may be suspended or discontinued at any time if management determines that additional purchases are not warranted or if the cost of the repurchase program reaches $7,400,000.

The amount and timing of shares repurchased under the repurchase program, as well as the specific price, will be determined by management after considering market conditions, company performance and other factors.

At December 31, 2005, the remaining authority under Program One was approximately $2,396,187.

Management's Discussion and Analysis (cont'd)

In January 2003, the Board of the Corporation authorized a separate repurchase program entitled "Program Two" which covers all other shareholders and was set to expire at December 31, 2005, however, during the fourth quarter of 2005, the Board of the Corporation authorized the effective date to be extended until December 31, 2008 unless terminated earlier by the Board.

During the fourth quarter of 2005 Board of Directors of the Corporation also authorized an additional $2,600,000 to be allocated to Program Two. Under Program Two, the Corporation may spend up to $10,200,000 in individually negotiated transactions to repurchase its shares from shareholders who wish to sell. The repurchase program may be suspended or discontinued at any time if management determines that additional purchases are not warranted or if the cost of the repurchase program reaches $10,200,000.

The amount and timing of shares repurchased under the repurchase program, as well as the specific price, will be determined by management after considering market conditions, company performance and other factors.

At December 31, 2005, the remaining authority under Program Two was approximately $4,706,270.

Recent Accounting Pronouncements and Developments

Note 2 to the Consolidated Financial Statements under Item 8 discusses new accounting policies adopted by the Corporation during 2005 and the expected impact of accounting policies. Note 2 also discusses recently issued or proposed new accounting policies but not yet required to be adopted and the impact of the accounting policies if known. To the extent the adoption of new accounting standards materially affects financial conditions; results of operations, or liquidity, the impacts if known are discussed in the applicable section(s) of notes to consolidated financial statements.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This discussion contains certain forward-looking statements that are subject to risks and uncertainties and includes information about possible or assumed future results of operations. Many possible events or factors could affect our future financial results and performance. This could cause results or performance to differ materially from those expressed in our forward-looking statements. Words such as "expects," "anticipates," "believes," "estimates," variations of such words and other similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in, or implied by, such forward-looking statements. Readers should not rely solely on the forward-looking statements and should consider all uncertainties and risks discussed throughout this discussion. These statements are representative only on the date hereof.

Management's Discussion and Analysis (cont'd)

The possible events or factors include, but are not limited to, the following matters. Our loan growth is dependent on economic conditions, as well as various discretionary factors, such as decisions to sell or purchase certain loans or loan portfolios; participations of loans; retention of residential mortgage loans; the management of a borrower; industry, product and geographic concentrations and the mix of the loan portfolio. The rate of charge-offs and provision expense can be affected by local, regional and international economic and market conditions, concentrations of borrowers, industries, products and geographic locations, the mix of the loan portfolio and management's judgments regarding the collectibility of loans. Liquidity requirements may change as a result of fluctuations in assets and liabilities and off-balance sheet exposures, which will impact our capital and debt financing needs and the mix of funding sources. Decisions to purchase, hold or sell securities are also dependent on liquidity requirements and market volatility, as well as on- and off-balance sheet positions. Factors that may impact interest rate risk include local, regional and international economic conditions, levels, mix, maturities, yields or rates of assets and liabilities, and the wholesale and retail funding sources of the Bank. We are also exposed to the potential of losses arising from adverse changes in market rates and prices which can adversely impact the value of financial products, including securities, loans, deposits, debt and derivative financial instruments, such as futures, forwards, swaps, options and other financial instruments with similar characteristics.

In addition, the banking industry in general is subject to various monetary and fiscal policies and regulations, which include those determined by the Federal Reserve Board, the Office of the Comptroller of the Currency ("OCC"), and the Federal Deposit Insurance Corporation ("FDIC"), whose policies and regulations could affect our results. Other factors that may cause actual results to differ from the forward-looking statements include the following: competition with other local, regional and international banks, thrifts, credit unions and other non-bank financial institutions, such as investment banking firms, investment advisory firms, brokerage firms, investment companies and insurance companies, as well as other entities which offer financial services, located both within and outside the United States and through alternative delivery channels such as the World Wide Web; interest rate, market and monetary fluctuations; inflation; market volatility; general economic conditions and economic conditions in the geographic regions and industries in which we operate; introduction and acceptance of new banking-related products, services and enhancements; fee pricing strategies, mergers and acquisitions and our ability to manage these and other risks.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk of loss due to adverse changes in market prices and rates. The Corporation's market risk arises primarily from interest rate risk inherent in its lending and deposit taking activities. Management actively monitors and manages its interest rate exposure and makes monthly reports to the Asset Liability Committee (the "ALCO"). The ALCO is responsible for reviewing the interest rate sensitivity position and establishing policies to monitor and limit exposure to interest rate risk. The guidelines established by ALCO are reviewed by the ALCO/Investment Committee of the Corporation's Board of Directors.

The Corporation's profitability is affected by fluctuations in interest rates. A sudden and substantial increase in interest rates may adversely impact the Corporation's earnings to the extent that the interest rates earned by assets and paid on liabilities do not change at the same speed, to the same extent, or on the same basis. The Corporation monitors the impact of changes in interest rates on its net interest income. The Corporation attempts to maintain a relatively neutral gap between earning assets and liabilities at various time intervals to minimize the effects of interest rate risk.

One of the primary goals of asset/liability management is to maximize net interest income and the net value of future cash flows within authorized risk limits. Net interest income is affected by changes in the absolute level of interest rates. Net interest income is also subject to changes in the shape of the yield curve. In general, a flattening of the yield curve would result in a decline in earnings due to the compression of earning asset yields and funding rates, while a steepening would result in increased earnings as investment margins widen. Earnings are also affected by changes in spread relationships between certain rate indices, such as prime rate.

Interest rate risk is monitored through earnings simulation modeling. The earnings simulation model projects changes in net interest income caused by the effect of changes in interest rates. The model requires management to make assumptions about how the balance sheet is likely to behave through time in different interest rate environments. Loan and deposit balances remain static and maturities reprice at the current market rate. The investment portfolio maturities and prepayments are assumed to be reinvested in similar instruments. Mortgage loan prepayment assumptions are developed from industry median estimates of prepayment speeds. Non-maturity deposit pricing is modeled on historical patterns. The Corporation performs a 200 basis point upward and downward interest rate shock to determine whether there would be an adverse impact on its annual net interest income and that it is within the established policy limits. The earnings simulation model as of December 31, 2005 projects an approximate decrease of 2.0% in net interest income in a 200 basis point downward interest rate shock and an approximate decrease of .60% in net interest income in a 200 basis point upward interest rate shock. The upward and downward change is well within the policy limits established by the ALCO policy.

During 2005, the interest rate position of the Corporation was liability sensitive, meaning net income should decrease as rates rise and increase as rates fall. Due to the mix and timing of the repricing of the Corporation's assets and liabilities, interest income is not materially impacted whether rates increase or decrease in a 200 basis point interest rate shock. See further discussion on interest rate sensitivity on page 31.

Report of Independent Registered Public Accounting Firm

The Board of Directors
The National Bank of Indianapolis Corporation

We have audited the accompanying consolidated balance sheets of The National Bank of Indianapolis Corporation and subsidiary as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Corporation's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The National Bank of Indianapolis Corporation and subsidiary at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

February 3, 2006

Ernst + Young LLP

The National Bank of Indianapolis Corporation

Consolidated Balance Sheets

	December 31 2005	December 31 2004
Assets		
Cash and due from banks	$ 32,223,665	$ 22,824,622
Reverse repurchase agreements	5,000,000	5,000,000
Federal funds sold	33,214,446	31,766,783
Available-for-sale securities	70,002,125	92,414,044
Held-to-maturity securities	83,732,666	55,706,453
Total investment securities	153,734,791	148,120,497
Loans	684,487,802	656,452,569
Less: Allowance for loan losses	(8,346,390)	(7,795,803)
Net loans	676,141,412	648,656,766
Premises and equipment	11,872,396	9,676,268
Accrued interest receivable	4,602,045	4,000,738
Stock in federal banks	3,735,800	3,678,300
Other assets	7,937,299	7,189,805
Total assets	$ 928,461,854	$ 880,913,779
Liabilities and shareholders' equity		
Deposits:		
Noninterest-bearing demand deposits	$ 171,857,446	$ 153,674,215
Money market and savings deposits	465,220,257	423,254,826
Time deposits over $100,000	66,209,839	49,039,847
Other time deposits	71,028,173	67,462,157
Total deposits	774,315,715	693,431,045
Security repurchase agreements	53,556,402	84,162,626
FHLB advances	24,000,000	32,000,000
Subordinated debt	5,000,000	5,000,000
Junior subordinated debentures owed to unconsolidated subsidiary trust	13,918,000	13,918,000
Other liabilities	6,089,215	5,858,421
Total liabilities	876,879,332	834,370,092
Shareholders' equity:		
Common stock, no par value:		
Authorized shares; 2005 and 2004 – 3,000,000 shares; issued 2,657,802 in 2005 and 2,628,497 in 2004; outstanding 2,333,406 in 2005 and 2,349,174 in 2004	19,549,673	20,595,989
Unearned compensation	(357,507)	(624,543)
Additional paid-in capital	4,009,263	3,836,613
Retained earnings	29,627,677	23,365,151
Accumulated other comprehensive loss	(1,246,584)	(629,523)
Total shareholders' equity	51,582,522	46,543,687
Total liabilities and shareholders' equity	$ 928,461,854	$ 880,913,779

See accompanying notes.

The National Bank of Indianapolis Corporation

Consolidated Statements of Income

	Years Ended December 31		
	2005	**2004**	**2003**
Interest income:			
Interest and fees on loans	$ **43,255,856**	$ 33,305,992	$ 31,010,185
Interest on investment securities	**6,154,277**	4,402,788	3,020,337
Interest on federal funds sold	**1,291,306**	725,134	432,019
Interest on reverse repurchase agreements	**145,668**	89,643	97,600
Total interest income	**50,847,107**	38,523,557	34,560,141
Interest expense:			
Interest on deposits	**16,109,423**	8,974,585	7,668,136
Interest on repurchase agreements	**1,527,886**	570,295	381,077
Interest on FHLB advances and overnight borrowings	**1,497,247**	1,775,010	2,414,070
Interest on long-term debt	**1,771,259**	1,642,416	1,486,637
Total interest expense	**20,905,815**	12,962,306	11,949,920
Net interest income	**29,941,292**	25,561,251	22,610,221
Provision for loan losses	**2,085,000**	1,320,000	1,200,000
Net interest income after provision for loan losses	**27,856,292**	24,241,251	21,410,221
Other operating income:			
Wealth management fees	**3,096,847**	2,464,266	1,971,262
Service charges and fees on deposit accounts	**1,833,825**	2,130,994	2,409,577
Rental income	**449,715**	485,241	548,060
Mortgage banking income	**313,588**	563,901	871,659
Interchange income	**670,725**	594,093	542,221
Losses on sale of securities, net	–	(83,739)	(36,891)
Other income	**1,096,173**	1,033,031	1,078,631
Total other operating income	**7,460,873**	7,187,787	7,384,519
Other operating expenses:			
Salaries, wages, and employee benefits	**15,283,832**	14,132,773	12,122,238
Occupancy	**1,704,720**	1,390,658	1,409,226
Furniture and equipment	**898,355**	804,492	891,328
Professional services	**1,424,921**	1,169,109	885,595
Data processing	**1,571,855**	1,439,248	1,362,202
Business development	**1,071,823**	898,072	838,132
Other	**3,220,817**	2,778,639	2,909,029
Total other operating expenses	**25,176,323**	22,612,991	20,417,750
Income before tax	**10,140,842**	8,816,047	8,376,990
Federal and state income tax	**3,878,316**	3,134,998	3,212,790
Net income	$ **6,262,526**	$ 5,681,049	$ 5,164,200
Basic earnings per share	**$2.72**	$2.47	$2.20
Diluted earnings per share	**$2.62**	$2.37	$2.08

See accompanying notes.

The National Bank of Indianapolis Corporation

Consolidated Statements of Shareholders' Equity

	Common Stock	Unearned Compensation	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance at December 31, 2002	$ 26,862,276	$ (1,218,746)	$ 2,562,990	$ 12,519,902	$ 520,729	$ 41,247,151
Comprehensive income:						
Net income	–	–	–	5,164,200	–	5,164,200
Other comprehensive income:						
Net unrealized loss on investments, net of tax of $334,282	–	–	–	–	(509,651)	(509,651)
Total comprehensive income						4,654,549
Income tax benefit from exercise of warrants and options	–	–	456,013	–	–	456,013
Issuance of stock (69,907 shares)	1,051,171	(72,025)	–	–	–	979,146
Repurchase of stock (160,002 shares)	(5,054,547)	–	–	–	–	(5,054,547)
Compensation earned	–	396,092	–	–	–	396,092
Balance at December 31, 2003	22,858,900	(894,679)	3,019,003	17,684,102	11,078	42,678,404
Comprehensive income:						
Net income	–	–	–	5,681,049	–	5,681,049
Other comprehensive income:						
Net unrealized loss on investments, net of tax of $270,524	–	–	–	–	(412,445)	(412,445)
Net unrealized loss on swap, net of tax of $149,648	–	–	–	–	(228,156)	(228,156)
Total comprehensive income						5,040,448
Income tax benefit from exercise of warrants and options	–	–	817,610	–	–	817,610
Issuance of stock (111,366 shares)	1,516,423	(29,859)	–	–	–	1,486,564
Repurchase of stock (114,421 shares)	(3,779,334)	–	–	–	–	(3,779,334)
Compensation earned	–	299,995	–	–	–	299,995
Balance at December 31, 2004	20,595,989	(624,543)	3,836,613	23,365,151	(629,523)	46,543,687
Comprehensive income:						
Net income	–	–	–	**6,262,526**	–	**6,262,526**
Other comprehensive income:						
Net unrealized loss on investments, net of tax of $341,714	–	–	–	–	**(520,982)**	**(520,982)**
Net unrealized loss on swap, net of tax of $63,019	–	–	–	–	**(96,079)**	**(96,079)**
Total comprehensive income						**5,645,465**
Income tax benefit from exercise of warrants and options	–	–	**172,650**	–	–	**172,650**
Issuance of stock (29,305 shares)	**646,906**	**9,809**	–	–	–	**656,715**
Repurchase of stock (45,073 shares)	**(1,693,222)**	–	–	–	–	**(1,693,222)**
Compensation earned	–	**257,227**	–	–	–	**257,227**
Balance at December 31, 2005	**$ 19,549,673**	**$ (357,507)**	**$ 4,009,263**	**$ 29,627,677**	**$ (1,246,584)**	**$ 51,582,522**

See accompanying notes.

The National Bank of Indianapolis Corporation

Consolidated Statements of Cash Flows

	Years Ended December 31		
	2005	**2004**	**2003**
Operating activities			
Net income	**$ 6,262,526**	$ 5,681,049	$ 5,164,200
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	**2,085,000**	1,320,000	1,200,000
Depreciation and amortization	**1,413,527**	1,281,526	1,099,026
Mortgage servicing rights impairment (recoveries) charges	**(167,918)**	(256,140)	345,102
Loss on sale of investment securities available-for-sale	**–**	83,739	36,891
Gain on sale of loans	**(82,493)**	(157,145)	(1,056,418)
Gain on disposal of premises and equipment	**(23,100)**	(2,150)	–
Income tax benefit from exercise of warrants and options	**172,650**	817,610	456,013
Stock compensation	**99,793**	99,990	110,000
Net accretion of investments	**314,501**	294,755	841,086
Unearned compensation amortization	**257,227**	299,995	396,092
(Increase) decrease in:			
Accrued interest receivable	**(601,307)**	(497,337)	470,857
Other assets	**(596,426)**	(1,355,428)	(735,424)
Increase (decrease) in:			
Other liabilities	**230,794**	2,950,137	(1,824,744)
Net cash provided by operating activities	**9,364,774**	10,560,601	6,502,681
Investing activities			
Net change in federal funds sold	**(1,447,663)**	(11,264,397)	(2,324,923)
Net change in reverse repurchase agreements	**–**	10,000,000	(10,000,000)
Proceeds from maturities of investment securities held-to-maturity	**1,921,232**	1,165,586	24,124,021
Proceeds from maturities of investment securities available-for-sale	**42,527,411**	24,186,692	48,297,884
Proceeds from sales of investment securities available-for-sale	**–**	19,952,500	25,330,500
Purchases of investment securities held-to-maturity	**(30,311,560)**	(51,426,350)	(181,700)
Purchases of investment securities available-for-sale	**(20,986,074)**	(21,491,649)	(107,055,082)
Net increase in loans	**(47,859,537)**	(93,781,818)	(143,204,249)
Proceeds from sale of loans	**18,372,384**	32,995,345	75,711,736
Purchases of premises and equipment	**(3,324,070)**	(1,562,075)	(999,445)
Net cash used in investing activities	**(41,107,877)**	(91,226,166)	(90,301,258)
Financing activities			
Net increase in deposits	**80,884,670**	55,893,965	93,194,560
Net change in security repurchase agreements	**(30,606,224)**	12,605,580	(2,716,728)
Net change in FHLB advances	**(8,000,000)**	(10,000,000)	(6,000,000)
Proceeds from issuance of long-term debt	**–**	3,000,000	2,000,000
Repurchase of stock	**(1,693,222)**	(3,779,334)	(5,054,547)
Proceeds from issuance of stock	**556,922**	1,386,574	869,146
Net cash provided by financing activities	**41,142,146**	59,106,785	82,292,431
Increase (decrease) in cash and cash equivalents	**9,399,043**	(21,558,780)	(1,506,146)
Cash and cash equivalents at beginning of year	**22,824,622**	44,383,402	45,889,548
Cash and cash equivalents at end of year	**$ 32,223,665**	$ 22,824,622	$ 44,383,402
Interest paid	**$ 20,394,928**	$ 12,959,914	$ 12,149,305
Income taxes paid	**$ 4,293,994**	$ 1,368,989	$ 4,268,861

See accompanying notes.

1. Organization and Significant Accounting Policies

Organization

The National Bank of Indianapolis Corporation (the Corporation) was incorporated in the State of Indiana on January 29, 1993. The Corporation subsequently formed a de novo national bank, The National Bank of Indianapolis (the Bank), and a statutory trust, NBIN Statutory Trust I (the Trust). The Bank is a wholly owned subsidiary and commenced operations in December 1993. The Trust was formed in September 2000 as part of the issuance of trust preferred capital securities. The Corporation and the Bank engage in a wide range of commercial, personal banking, and trust activities primarily in central Indiana.

The consolidated financial statements include the accounts of the Corporation and the Bank. During the first quarter of 2004, as a result of applying Financial Accounting Standards Board (FASB) Interpretation No. 46, *Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51* (FIN 46), the Corporation was required to deconsolidate the Trust from its financial statements. See Note 4, "Trust Preferred Securities" in the notes to the consolidated financial statements of this report for further information. All intercompany accounts and transactions have been eliminated in consolidation

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and interest-bearing deposits. Interest-bearing deposits are available on demand.

Investment Securities

Investments in debt securities are classified as held-to-maturity or available-for-sale. Management determines the appropriate classification of the securities at the time of purchase per Board-approved policy.

When the Corporation classifies debt securities as held-to-maturity, it has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at cost, adjusted for amortization of premiums and accretion of discounts on the constant effective yield method.

1. Organization and Significant Accounting Policies (continued)

Debt securities not classified as held-to-maturity are classified as available-for-sale. Available-for-sale securities are stated at fair value, with the unrealized gains and losses, net of tax, reported as a component of other comprehensive income, net of taxes.

The amortized cost of debt securities classified as held-to-maturity or available-for-sale is adjusted for amortization of premiums and accretion of discounts on the constant effective yield method to maturity, or in the case of mortgage-backed securities, over the estimated life of the security. Such amortization is included in interest income from investments. Interest and dividends are included in interest income from investments. Realized gains and losses, and declines in value judged to be other-than-temporary are included in losses on sale of securities, net. The cost of securities sold is based on the specific identification method.

Loans

Interest income on commercial, mortgage, and certain installment loans are accrued on the principal amount of such loans outstanding. Loans are placed on nonaccrual status when significant doubt exists as to the collectibility of principal or interest. Interest continues to accrue on the loan, but no income is recognized. All payments, principal, and interest received are applied to the outstanding principal balance.

Deferred loan fees are amortized over the life of the loan.

Allowance for Loan Losses

The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance. The allowance for loan losses allocated to loans that are identified as impaired is based on cash flows using the loan's initial effective interest rate or the fair value of the collateral for collateral dependent loans.

1. Organization and Significant Accounting Policies (continued)

The allowance for loan losses is maintained at a level believed adequate by management to absorb inherent losses in the loan portfolio. The determination of the allowance is based on factors which, in management's judgment, deserve recognition under existing economic conditions in estimating possible loan losses. This evaluation is inherently subjective as it requires material estimates including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change. The allowance is increased by provisions for loan losses charged against income and reduced by net charge-offs.

The allowance for loan losses is allocated to each loan category based on specific loss allocation, management's estimate of expected losses, based on the Bank's historical loss experience, and a qualitative analysis. Although the loan loss reserve is allocated by loan category, the entire allowance is available to cover any loan loss that may occur.

Mortgage Servicing Rights

Mortgage servicing rights are recognized as separate assets when rights are acquired through sale of mortgage loans. Capitalized servicing rights are reported in other assets and are amortized into other operating expenses in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets. Mortgage servicing rights are evaluated for impairment based upon the fair value of the rights as compared to amortized cost. Impairment is determined by stratifying rights by predominant characteristics, such as loan type, interest rates, maturities, and other terms. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Estimates of fair value include assumptions about loan prepayment speeds, servicing costs and revenues, interest rates, and other factors which may change over time. Impairment is recognized through a valuation allowance for an individual stratum, to the extent that fair value is less than the cost of the rights for each stratum.

1. Organization and Significant Accounting Policies (continued)

Off-Balance Sheet Arrangements

During the first quarter of 2004, the Corporation adopted FASB Interpretation No. 46, *Consolidation of Variable Interest Entities* (FIN 46), which governs when certain variable interest entities should be consolidated in the financial statements of the Corporation. As a result, the Corporation deconsolidated the Trust from its financial statements. See Note 4 "Trust Preferred Securities" in the notes to consolidated financial statements of this report for further information.

Derivative Instruments and Hedging Activities

During the second quarter of 2004, the Corporation entered into a three-year interest rate swap to mitigate the risk of adverse interest rate movements on the value of future cash flows related to its investment in overnight federal funds sold. Pursuant to FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*, (Statement 133) cash flow hedges are accounted for by recording the fair value of the derivative instrument on the consolidated balance sheets as either an asset or liability, with a corresponding offset recorded in other comprehensive income within shareholders' equity, net of tax. See Note 6, "Derivative Instruments and Hedging Activities" in the notes to consolidated financial statements of this report for further information.

Under the cash flow hedge accounting method, derivative gains and losses not effective in hedging the change in expected cash flows of the hedged item are recognized immediately in the consolidated income statements. At the hedge's inception and quarterly thereafter, a formal assessment is performed to determine whether changes in cash flows of the derivative instrument have been highly effective in offsetting changes in the cash flows of the hedged item and whether they are expected to be highly effective in the future. If it is determined a derivative instrument has not been or will not continue to be highly effective as a hedge, hedge accounting is discontinued.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation computed by the straight-line method over their useful lives or, for leasehold improvements, the remaining lease term.

1. Organization and Significant Accounting Policies (continued)

Comprehensive Income

Comprehensive income is defined as net income plus other comprehensive income, which, under existing accounting standards includes unrealized gains and losses on certain investments in debt securities and unrealized gains or losses on interest rate swaps. Comprehensive income is reported by the Corporation in the consolidated statements of shareholders' equity.

Earnings Per Share

Basic earnings per share is computed by dividing net income applicable to common shareholders by the weighted-average number of shares of common shares outstanding for the period. Diluted earnings per share is computed by dividing an adjusted net income by the sum of the weighted-average number of shares and the potentially dilutive shares that could be issued through stock award programs or convertible securities.

Fair Values of Financial Instruments

The fair values of financial instruments are estimated using relevant market information and other assumptions. Fair value estimates involve uncertainties and matters of significant judgment concerning several factors, especially in the absence of broad markets for particular items.

Stock-Based Compensation

The Corporation has granted stock options to certain employees and directors. The stock options are for a fixed number of shares with an exercise price which approximates the fair value of shares at the date of grant. As discussed further in Note 12, "Stock Option and Award and Employee Benefit Programs", the expense for director and employee compensation under stock option plans is based on Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, (APB 25), with expense reported only if options are granted with an exercise price below the market price on the grant date. Pro forma disclosures of net income and earnings per share are provided as if the fair value method of FASB Statement No. 123, *Accounting for Stock-Based Compensation*, as amended by FASB Statement No. 148, were used for stock-based compensation.

1. Organization and Significant Accounting Policies (continued)

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over their vesting periods. The following table illustrates the effect on net income and earnings per share if the fair value recognition provisions of FASB Statement No. 123, as amended by FASB Statement No. 148, to stock-based compensation had been applied.

	2005	2004	2003
Net income, as reported	**$ 6,262,526**	$ 5,681,049	$5,164,200
Add: stock-based compensation expense, net of related taxes	**155,340**	181,167	239,200
Less: total stock-based compensation expense determined under fair-value-based method, net of taxes	**(286,764)**	(358,475)	(459,052)
Pro forma net income	**$ 6,131,102**	$ 5,503,741	$4,944,348
Earnings per share:			
Basic, as reported	**$ 2.72**	$ 2.47	$ 2.20
Basic, pro forma	**$ 2.67**	$ 2.39	$ 2.11
Diluted, as reported	**$ 2.62**	$ 2.37	$ 2.08
Diluted, pro forma	**$ 2.57**	$ 2.30	$ 1.99

Reportable Segments

The Corporation has determined that it has one reportable segment, banking services. The Bank provides a full range of deposit, credit, and money management services to its target markets, which are small to medium size businesses, affluent executive and professional individuals, and not-for-profit organizations.

1. Organization and Significant Accounting Policies (continued)

Reclassifications

Certain amounts in the 2004 and 2003 consolidated financial statements have been reclassified to conform with the 2005 presentation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. New Accounting Pronouncements

In December 2004, the FASB issued Statement No. 123(R) (revised 2004), *Share-Based Payment*, (Statement 123 (R)) which is a revision of Statement No. 123, *Accounting for Stock-Based Compensation*. Statement 123(R) supersedes APB 25 and amends FASB Statement No. 95, Statement of Cash Flows. Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized on the balance sheet at their fair values with a corresponding charge to expense. Pro forma disclosure will no longer be an alternative.

In April 2005, the Securities and Exchange Commission (SEC) announced that it would provide for a phased-in implementation process for Statement 123(R). The SEC would require that registrants that are not small business issuers adopt Statement 123 (R)'s fair value method of accounting for share-based payments to employees no later than the beginning of the first fiscal year beginning after June 15, 2005.

2. New Accounting Pronouncements (continued)

Statement 123(R) permits public companies to adopt its requirements using one of two methods:

1. A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.

2. A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

As permitted by Statement 123, the Corporation currently accounts for share-based payments to employees using APB 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Had the Corporation adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income and earnings per share in Note 1 to the consolidated financial statements. Statement 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will have the effect of reducing reported net operating cash flows and increasing reported net financing cash flows in periods after adoption. While the Corporation cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized in prior periods for such excess tax deductions were $172,650, $817,610, and $456,013 in 2005, 2004, and 2003, respectively.

2. New Accounting Pronouncements (continued)

In September 2005, SEC voted to extend for an additional one year the compliance dates regarding its internal control reporting requirements rules for companies that are not accelerated filers. Under the new compliance schedule, a company that is not an accelerated filer will begin to be required to comply with the Section 404 requirements for its first fiscal year ending on or after July 15, 2007.

3. Restrictions on Cash and Due from Bank Accounts

The Corporation is required to maintain average reserve balances with the Federal Reserve Bank or as cash on hand or on deposit with a correspondent bank. The required amount of reserve was approximately $25,000 at December 31, 2005 and 2004.

4. Trust Preferred Securities

In September 2000, the Corporation established the Trust, a Connecticut statutory business trust, which subsequently issued $13,500,000 of company obligated mandatorily redeemable capital securities and $418,000 of common securities. The proceeds from the issuance of both the capital and common securities were used by the Trust to purchase from the Corporation $13,918,000 fixed rate junior subordinated debentures. The capital securities and debentures mature September 7, 2030, or upon earlier redemption as provided by the Indenture. The Corporation has the right to redeem the capital securities, in whole or in part, but in all cases in a principal amount with integral multiples of $1,000, on any March 7 or September 7 on or after September 7, 2010 at a premium, declining ratably to par on September 7, 2020. The capital securities and the debentures have a fixed interest rate of 10.60%, and are guaranteed by the Bank. The subordinated debentures are the sole assets of the Trust and the Corporation owns all of the common securities of the Trust. The net proceeds received by the Corporation from the sale of capital securities were used for general corporate purposes. The indenture, dated September 7, 2000, requires compliance with certain non-financial covenants.

In January of 2003, the FASB issued FIN 46 which requires the consolidation of entities in which an enterprise absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual, or other variable interests in the entity.

4. Trust Preferred Securities (continued)

In the first quarter of 2004, as a result of applying the provisions of FIN 46, the Corporation was required to deconsolidate the Trust from its financial statements. The deconsolidation of the net assets and results of operations of the Trust had virtually no impact on the Corporation's consolidated financial statements or liquidity position since the Corporation continues to be obligated to repay the debentures held by the Trust and guarantees repayment of the capital securities issued by the Trust. The junior subordinated debt obligation issued to the Trust of $13,918,000 for December 31, 2005 and 2004, respectively, is reflected in the Corporation's consolidated balance sheets.

The junior subordinated debentures owed to the Trust and held by the Corporation qualify as Tier 1 capital for the Corporation under Federal Reserve Board guidelines. As a result of the issuance of FIN 46, the Federal Reserve Board determined that the deconsolidation of the Trust will not affect the qualifications of the capital securities as Tier 1 capital.

5. Investment Securities

The following is a summary of available-for-sale and held-to-maturity securities:

	Available-for-Sale Securities			
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value
December 31, 2005				
U.S. treasury securities	**$ 1,494,394**	**$–**	**$ 2,009**	**$ 1,492,385**
U.S. government agencies	**70,000,000**	**–**	**1,525,300**	**68,474,700**
Collateralized mortgage obligations	**35,052**	**–**	**12**	**35,040**
	$ 71,529,446	**$–**	**$ 1,527,321**	**$ 70,002,125**
December 31, 2004				
U.S. treasury securities	$2,016,184	$–	$7,704	$2,008,480
U.S. government agencies	91,000,000	112,700	769,680	90,343,020
Collateralized mortgage obligations	62,486	58	–	62,544
	$93,078,670	$112,758	$777,384	$92,414,044

5. Investment Securities (continued)

	Held-to-Maturity Securities			
	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value
December 31, 2005				
Municipals	**$ 35,715,981**	**$ 315,262**	**$ 582,213**	**$ 35,449,030**
Collateralized mortgage obligations	**47,791,685**	**–**	**1,400,263**	**46,391,422**
Other securities	**225,000**	**2,202**	**1,598**	**225,604**
	$ 83,732,666	**$ 317,464**	**$ 1,984,074**	**$ 82,066,056**
December 31, 2004				
Municipals	$5,444,198	$484,166	$–	$5,928,364
Collateralized mortgage obligations	50,012,255	–	836,980	49,175,275
Other securities	250,000	4,584	221	254,363
	$55,706,453	$488,750	$837,201	$55,358,002

The amortized cost, fair value, and weighted-average yield of investment securities at December 31, 2005, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to call and/or prepay obligations prior to maturity.

	Available-for-Sale Securities				
	Within 1 Year	1 to 5 Years	5 to 10 Years	Total	Weighted-Average Yield
U.S. treasury and U.S. government agency debentures	$ 1,494,394	$ 70,000,000	$ –	$ 71,494,394	3.32%
Collateralized mortgage obligations	–	35,052	–	35,052	4.56%
Amortized cost	$ 1,494,394	$ 70,035,052	$ –	$ 71,529,446	
Fair value	$ 1,492,385	$ 68,509,740	$ –	$ 70,002,125	
Weighted-average yield	3.02%	3.33%	–	3.33%	

5. Investment Securities (continued)

Held-to-Maturity Securities

	Within 1 Year	1 to 5 Years	5 to 10 Years	Greater than 10 Years	Total	Weighted-Average Yield
Other securities	$ 25,000	$ 175,000	$ 25,000	$ –	$ 225,000	4.79%
Municipals	–	3,274,675	7,119,947	25,321,359	35,715,981	3.96%
Collateral mortgage obligations	–	–	7,397,485	40,394,200	47,791,685	3.44%
Amortized costs	$ 25,000	$ 3,449,675	$14,542,432	$ 65,715,559	$ 83,732,666	
Fair value	$ 25,000	$ 3,645,344	$14,303,467	$ 64,092,245	$ 82,066,056	
Weighted-average yield	6.98%	4.95%	3.93%	3.65%	3.67%	

The Corporation held 82 investment securities as of December 31, 2005, of which the amortized cost was greater than market value. The majority of these investment securities were purchased during 2004 and 2005. Management does not believe any individual unrealized loss as of December 31, 2005, represents an other-than-temporary impairment. The unrealized losses relate primarily to securities issued by the U.S. treasury, FHLMC and Municipals. These unrealized losses are primarily attributable to changes in interest rates and individually were 4.2% or less of their respective amortized cost basis. The Corporation has both the intent and ability to hold these securities for a time necessary to recover the amortized cost.

Available-for-Sale Securities

	Less than 12 Months In an Unrealized Loss Position			Greater than 12 Months In an Unrealized Loss Position				
	Unrealized Loss Amount	Number of Securities	Estimated Fair Value	Unrealized Loss Amount	Number of Securities	Estimated Fair Value	Total Unrealized Loss Amount	Total Estimated Fair Value
U.S. treasury securities	$ 949	2	$ 991,055	$ 1,060	1	$ 501,330	$ 2,009	$ 1,492,385
U.S. government agencies	337,399	1	19,662,601	1,187,901	3	48,812,099	1,525,300	68,474,700
Collateral mortgage obligations	–	–	–	12	1	35,040	12	35,040
	$ 338,348	3	$20,653,656	$1,188,973	5	$ 49,348,469	$ 1,527,321	$ 70,002,125

5. Investment Securities (continued)

	Held-to-Maturity Securities: Less than 12 Months In an Unrealized Loss Position			Held-to-Maturity Securities: Greater than 12 Months In an Unrealized Loss Position				
	Unrealized Loss Amount	Number of Securities	Estimated Fair Value	Unrealized Loss Amount	Number of Securities	Estimated Fair Value	Total Unrealized Loss Amount	Total Estimated Fair Value
Collateralized mortgage obligations	$ –	–	$ –	$1,400,263	3	$46,391,422	$1,400,263	$ 46,391,422
Municipal bonds	582,213	66	29,643,479	–	–	–	582,213	29,643,479
Other securities	–	–	–	1,598	5	123,402	1,598	123,402
	$ 582,213	66	$29,643,479	$1,401,861	8	$46,514,824	$1,984,074	$76,158,303

Investment securities with a carrying value of approximately $51,000,000 and $81,000,000 at December 31, 2005 and 2004, respectively, were pledged as collateral for bankruptcy accounts to the U.S. Department of Justice, Treasury Tax and Loan, and securities sold under agreements to repurchase.

6. Derivative Instruments and Hedging Activities

During the second quarter of 2004, the Corporation entered into a three-year interest rate swap to reduce the volatility of variable interest payments received on a portion of its overnight federal funds sold. This interest rate swap qualified as and is being accounted for as a cash flow hedge pursuant to Statement 133. Statement 133 requires changes in the fair value of cash flow hedges to be reported as a component of other comprehensive income, net of taxes to the extent that the hedge is effective.

	December 31, 2005			December 31, 2004		
	Notional Amount	Derivative Liability	Net Ineffectiveness Hedge Gains (Losses)	Notional Amount	Derivative Liability	Net Ineffectiveness Hedge Gains (Losses)
Receive fixed interest rate swap	**$20,000,000**	**$536,902**	**$ –**	$20,000,000	$377,804	$ –

7. Loans and Allowance for Loan Losses

Loans consist of the following at December 31:

	2005	2004
Residential loans secured by real estate	**$ 245,939,099**	S 243,717,433
Commercial loans secured by real estate	**138,075,123**	127,772,683
Other commercial and industrial loans	**252,528,082**	235,704,551
Consumer loans	**47,945,498**	49,257,902
Total loans	**684,487,802**	656,452,569
Less allowance for loan losses	**(8,346,390)**	(7,795,803)
Total loans, net	**$ 676,141,412**	S 648,656,766

Activity in the allowance for loan losses was as follows:

	2005	2004	2003
Beginning balance	**$7,795,803**	S 8,029,596	S7,227,000
Loans charged off (net)	**(1,534,413)**	(1,553,793)	(397,404)
Provision for loan losses	**2,085,000**	1,320,000	1,200,000
Ending balance	**$8,346,390**	S 7,795,803	S8,029,596

A loan is considered delinquent when a payment has not been made more than 30 days past its contractual due date.

Loans past due over 30 days totaled S4,417,657 or .65% of total loans at December 31, 2005 compared to S3,019,524, or .46% of total loans at December 31, 2004.

Loans are considered to be impaired when it is determined that the obligor will not pay all contractual principal and interest when due. At December 31, 2005, 38 loans with a total balance of S3,648,491 were considered to be impaired. At December 31, 2004, 32 loans with a total balance of S3,119,000 were considered to be impaired. The average combined balance of impaired loans during 2005 and 2004 was S2,964,000 and S3,542,000, respectively. For loans classified as impaired at December 31, 2005, the contractual interest due and the actual accrued interest recorded and paid on those loans during 2005 was S371,357 and $109,922, respectively. The related allowance on impaired loans at December 31, 2005 was S865,268.

7. Loans and Allowance for Loan Losses (continued)

At December 31, 2005 and 2004, there were approximately $0 and $73,000 of loans greater than 90 days past due and still accruing interest.

Loans are made principally to borrowers in the central Indiana area.

8. Premises and Equipment

Premises and equipment consist of the following at December 31:

	2005	**2004**
Land and improvements	**$2,270,444**	$ 2,270,444
Building and improvements	**8,516,806**	5,426,385
Construction in progress	**101,405**	1,109,187
Leasehold improvements	**1,628,213**	1,628,213
Furniture and equipment	**8,449,483**	7,276,869
	20,966,351	17,711,098
Less accumulated depreciation and amortization	**(9,093,955)**	(8,034,830)
Net premises and equipment	**$11,872,396**	$ 9,676,268

Certain Corporation facilities and equipment are leased under various operating leases. Rental expense under these leases was $363,640, $260,378, and $247,822 for 2005, 2004, and 2003, respectively.

Future minimum rental commitments under noncancelable leases are:

2006	$ 357,130
2007	336,262
2008	303,808
2009	256,853
2010	160,465
Thereafter	936,612
	$2,351,130

9. Mortgage Banking Activities

The Corporation may sell certain originated mortgage loans into the secondary market as part of its overall risk management and liquidity strategy. The Corporation typically retains the responsibility for servicing these mortgage loans in return for a servicing fee received from the purchaser. Mortgage loans sales of $18,372,384 and $32,995,345 occurred during 2005 and 2004 and gains of $82,493 and $157,145 were recognized on these loan sales in the respective periods. Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. However, an asset representing the allocated basis of the mortgage servicing rights is recognized upon the sale of the underlying mortgage loan. The unpaid principal balances of mortgage loans serviced for others were $99,128,860 and $96,362,758 at December 31, 2005 and 2004, respectively.

Gains and losses on the sales of mortgage loans, along with the amortization of mortgage servicing rights is included in mortgage banking income on the statement of income.

The following table is a breakdown of mortgage servicing rights:

	2005	2004
Balance at January 1	$ 1,571,712	$ 1,505,241
Plus: additions	173,327	311,332
Less: amortization	(262,485)	(244,861)
Balance at December 31	1,482,554	1,571,712
Less: valuation allowance	(182,218)	(350,136)
Balance, net	$ 1,300,336	$ 1,221,576

Mortgage servicing rights are amortized in proportion to and over the period of estimated net servicing income. Future amortization expense may be different depending on changes in the mortgage servicing pool, interest rates, and market conditions.

10. Deposits

Deposits are summarized as follows:

	December 31	
	2005	2004
Demand accounts:		
Noninterest-bearing	$ **171,857,446**	$ 153,674,215
Interest bearing	**105,265,553**	96,248,216
Total demand accounts	**277,122,999**	249,922,431
Money market accounts	**348,796,150**	316,175,384
Savings accounts	**11,158,554**	10,831,226
Certificate accounts:		
Over $100,000	**66,209,839**	49,039,847
Under $100,000	**71,028,173**	67,462,157
Total deposits	$ **774,315,715**	$ 693,431,045

At December 31, 2005, the stated maturities of time deposits are as follows:

	Less Than $100,000	Greater Than $100,000
Mature in three months or less	$13,826,565	$17,234,147
Mature after three months through six months	9,442,103	9,729,509
Mature after six months through twelve months	16,877,266	19,858,460
Mature in 2007	16,492,867	11,913,132
Mature in 2008	5,655,044	2,242,375
Thereafter	8,734,328	5,232,216
	$71,028,173	$66,209,839

11. Other Borrowings

Security repurchase agreements are short-term borrowings that generally mature within one to three days from the transaction date. At December 31, 2005 and 2004, the weighted-average interest rate on these borrowings was 2.51% and 0.74%, respectively.

11. Other Borrowings (continued)

All of the FHLB advances have a fixed interest rate and require monthly interest payments. The principal balances for each of the advances is due at maturity. The advances are collateralized by a pledge covering certain of the Corporation's mortgage loans.

A schedule of the FHLB advances as of December 31, 2005 and 2004 is as follows:

2005			2004		
Amount	**Rate**	**Maturity**	**Amount**	**Rate**	**Maturity**
$ 5,000,000	**5.43%**	**03/16/2006**	$ 5,000,000	5.14%	08/01/2005
5,000,000	**5.32%**	**05/08/2006**	3,000,000	5.39%	10/03/2005
8,000,000	**4.19%**	**07/24/2007**	5,000,000	5.43%	03/16/2006
3,000,000	**5.57%**	**08/13/2007**	5,000,000	5.32%	05/08/2006
3,000,000	**5.55%**	**10/02/2008**	8,000,000	4.19%	07/24/2007
			3,000,000	5.57%	08/13/2007
			3,000,000	5.55%	10/02/2008
$ 24,000,000			$ 32,000,000		

The Corporation maintains a revolving credit agreement with Harris Trust and Savings Bank in the amount of $5,000,000 that will mature on September 30, 2006. At December 31, 2005 and 2004, $0 was outstanding. The Corporation pays a commitment fee of .25% per annum on the average daily unused portion of the line of credit.

The Bank entered into a $5,000,000 subordinated term loan agreement with Harris Trust and Savings Bank dated June 6, 2003. The first advance was made in the amount of $2,000,000 on June 6, 2003. The second advance was made in the amount of $3,000,000 on May 3, 2004. The final maturity date of the loan is June 6, 2012. The outstanding principal balance is permitted to be repaid prior to maturity with prior consent from the Federal Reserve. There are many different interest rate options available. Each floating rate option is available for a fixed term of 1-3 months. The Bank is currently paying adjusted three-month LIBOR plus 2.0% which equates to 6.42% at December 31, 2005. Interest payments are due at the expiration of the fixed term option.

12. Stock Option and Award and Employee Benefit Programs

The Board of Directors and the shareholders of the Corporation adopted stock option plans for directors and key employees at the initial formation of the Bank in 1993. The Board of Directors authorized 130,000 shares in 1993, 90,000 shares in 1996, 150,000 shares in 1999, and an additional 120,000 during 2002 to be reserved for issuance under the Corporation's stock option plan. In May 2003, the director stock option plan was dissolved, and in June 2005, the key employee stock option plan was dissolved; however, all of the options in these plans remain exercisable for a period of ten years from the date of issuance, subject to the terms and conditions of the plans.

Shares subject to outstanding options are summarized as follows:

	2005		2004		2003	
	Options	**Weighted-Average Exercise Price**	**Options**	**Weighted-Average Exercise Price**	**Options**	**Weighted-Average Exercise Price**
Options outstanding at beginning of year	**278,056**	**$21.99**	379,695	$19.15	391,557	$18.75
New options granted	–	–	6,892	33.92	5,800	29.98
Options exercised	**(19,531)**	**14.70**	(101,931)	11.70	(17,662)	13.79
Options forfeited	**(1,000)**	**27.75**	(6,600)	28.52	–	–
Options outstanding at end of year	**257,525**	**$22.52**	278,056	$21.99	379,695	$19.15
Exercisable at year end	**173,820**	**$19.77**	187,321	$19.17	266,881	$16.25

12. Stock Option and Award and Employee Benefit Programs (continued)

There were no options granted during 2005. The weighted-average fair value of the options granted during 2004 and 2003 was $12.19, and $10.43, respectively.

As of December 31, 2005, total shares which may be purchased under the plans is 257,525 with option prices ranging from $12.50 to $34.50. The weighted-average remaining contractual life of those options is five years.

The following table is a breakdown of the available options which can be exercised with their respective weighted-average exercise price and weighted-average contractual life:

Number of Options Outstanding	Range	Weighted-Average Exercise Price	Weighted-Average Contractual Life (Years)
107,700	$12.50-$19.00	$16.87	2.7
142,933	$20.00-$29.50	$26.23	6.0
6,892	$31.25-$34.50	$33.75	8.6
257,525	$12.50-$34.50	$22.52	4.7

The Board of Directors also approved a restricted stock plan in 1993. Shares reserved by the Corporation for the restricted stock plan include 50,000 shares in 1993, 20,000 shares in 1996, 40,000 in 1999, and an additional 55,000 shares in 2002. Under this plan, shares were issued in the proceeding years as detailed in the following table. The Corporation recorded each stock issuance in shareholders' equity at an amount equal to the fair market value of the shares at the grant date with an offsetting amount recorded to unearned compensation (contra-equity). The unearned compensation is amortized to salary expense over the vesting period. In June 2005, the restricted stock plan was dissolved and no additional restricted stock will be issued from this plan.

12. Stock Option and Award and Employee Benefit Programs (continued)

Fiscal Year Ended	Number of Shares Issued	Shares Forfeited	Unearned Compensation	Vesting Schedule	Date Fully Vested
1997	19,500	700	$242,332	20% per year	January 1, 2002
1998	1,000	–	14,000	20% per year	January 1, 2003
1999	36,000	2,000	646,000	5 year cliff	June 30, 2004
2000	5,000	–	100,000	5 year cliff	March 16, 2005
2001	3,000	–	69,000	5 year cliff	January 26, 2006
2002	1,500	–	37,500	5 year cliff	June 11, 2006
2002	6,500	–	178,750	4 year cliff	August 31, 2006
2002	30,800	500	845,200	5 year cliff	June 20, 2007
2003	1,700	–	50,150	5 year cliff	January 8, 2008
2003	700	–	21,875	5 year cliff	July 17, 2008
2004	3,100	700	82,800	5 year cliff	December 16, 2009
2005	–	(300)	–	–	–

During 2005, certain officers/directors of the Corporation exercised their options to purchase 19,531 shares of common stock. The exercise price ranged from $10.00 to $27.50 with a weighted-average exercise price of $14.70 and a weighted-average fair market value of the stock was $37.30.

During 2004, certain officers/directors of the Corporation exercised their options to purchase 101,931 shares of common stock. The exercise price ranged from $10.00 to $27.50 with a weighted-average exercise price of $11.70 and a weighted-average fair market value of the stock was $32.99.

During 2003, certain officers/directors of the Corporation exercised their warrants/options to purchase 55,662 shares of common stock. The exercise price ranged from $10.00 to $27.50 with a weighted average exercise price of $11.20 and a weighted average fair market value of the stock was $31.40.

12. Stock Option and Award and Employee Benefit Programs (continued)

Due to the exercise of the options, the Corporation received a deduction for tax purposes for the difference between the fair value of the stock at the date of the exercise and the exercise price. In accordance with APB 25, the Corporation has recorded an income tax benefit of S172,650 and S817,610, 456,013 as additional paid-in capital during 2005, 2004 and 2003, respectively.

The Corporation has elected to follow APB 25 and related Interpretations in accounting for its director and employee stock options and restricted stock. Under APB 25, because the exercise price of the Corporation's director and employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

The fair value for the options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions: a dividend yield; a volatility factor of the expected market price of the Corporation's common stock; an expected life of the options of ten years; and the risk-free interest rate. The fair value for the restricted stock is estimated to equal the fair value of unrestricted stock and to be restricted for five years.

During 2005, the Board of Directors and the shareholders of the Corporation adopted The National Bank of Indianapolis Corporation 2005 Equity Incentive Plan. The maximum number of shares to be delivered upon exercise of all options and restricted stock awarded under the Plan will not exceed 333,000 shares. There were no grants during 2005 under this plan.

The following is a summary of the weighted-average assumptions used in the Black-Scholes pricing model:

Year	Dividend Yield	Volatility Factor	Risk Free Rate
2005	–	–	–
2004	0%	0.054485	4.4%
2003	0%	0.001	4.3%-4.4%

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility.

12. Stock Option and Award and Employee Benefit Programs (continued)

The Corporation has a trusteed 401(k) retirement savings plan covering substantially all employees and encouraging employee contributions. Employer contributions include Board of Director discretionary contributions and the matching of a portion of employee contributions. The Corporation expensed approximately $264,000, $201,000, and $211,000 for employer contributions to the plan during 2005, 2004, and 2003, respectively.

13. Dividend and Loan Limitation and Regulatory Capital Ratios

Dividends from the Bank to the Corporation may not exceed the undivided profits of the Bank (included in consolidated retained earnings) without prior approval of a federal regulatory agency. In addition, federal banking laws limit the amount of loans the Bank may make to the Corporation, subject to certain collateral requirements. No loans were made during 2005 or 2004 by the Bank to the Corporation. The Bank declared a $1,300,000 and $1,000,000 dividend to the Corporation during 2005 and 2004, respectively.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory–and possibly additional discretionary–actions by regulators that, if undertaken, could have a direct material effect on the Bank's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of total qualifying capital to total adjusted asset (as defined). Management believes, as of December 31, 2005 and 2004, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2005, the most recent notification from the comptroller of the currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and leveraged capital ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the institution's category.

13. Dividend and Loan Limitation and Regulatory Capital Ratios (continued)

The Bank's actual capital amounts and ratios are also presented in the following table:

	Actual		For Capital Adequacy Purposes		To be well Capitalized under Prompt Corrective Action Provisions	
As of December 31, 2005	**Amount**	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
Tier 1 risk-based capital	**$64,121,192**	**9.0%**	$28,491,721	**4.0%**	**$42,737,581**	**6.0%**
Total risk-based capital	**77,467,582**	**10.9%**	56,983,441	**8.0%**	**71,229,301**	**10.0%**
Leveraged capital	**64,121,192**	**6.8%**	37,563,394	**4.0%**	**46,954,242**	**5.0%**
As of December 31, 2004						
Tier 1 risk-based capital	57,978,004	8.6%	26,995,059	4.0%	40,492,588	6.0%
Total risk-based capital	70,773,807	10.5%	53,990,118	8.0%	67,487,647	10.0%
Leveraged capital	57,978,004	6.5%	35,705,850	4.0%	44,632,312	5.0%

14. Related Parties

Certain directors and principal shareholders of the Corporation, including their families and companies in which they are principal owners, are loan customers of and have other transactions with the Corporation or its subsidiary in the ordinary course of business. The aggregate dollar amount of these loans was approximately $13,673,699 and $7,129,516 on December 31, 2005 and 2004, respectively. All of the loans made were on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with unrelated parties. The amounts do not include loans made in the ordinary course of business to companies in which officers or directors of the Corporation are either officers or directors, but are not principal owners, of such companies. During 2005, new loans to these parties amounted to $3,560,997, draws amounted to $3,083,015, and repayments amounted to $99,829.

15. Income Taxes

The Corporation applies a federal income tax rate of 34% and a state tax rate of 8.5% in the computation of tax expense or benefit. The provision for income taxes consisted of the following:

	2005	**2004**	**2003**
Current tax expense	**$4,300,157**	$2,940,441	$3,592,053
Deferred tax (benefit) expense	**(421,841)**	194,557	(379,263)
	$3,878,316	$3,134,998	$3,212,790

15. Income Taxes (continued)

The statutory tax rate reconciliation is as follows:

	2005	2004	2003
Income before provision for income tax	**$10,140,842**	$8,816,047	$8,376,990
Tax expense at federal statutory rate	**$ 3,447,886**	$2,997,456	$2,848,177
Increase (decrease) in taxes resulting from:			
State income taxes	**524,884**	454,644	485,239
Deferred compensation	**(28,135)**	(154,275)	–
Tax-exempt interest	**(135,688)**	(95,303)	(96,360)
Other	**69,369**	(67,524)	(24,266)
	$ 3,878,316	$3,134,998	$3,212,790
Effective tax rate	**38.24%**	35.56%	38.35%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets are recognized for the estimated tax effects attributable to deductible temporary differences and operating loss carryforwards, net of any valuation allowances for amounts which may not be realized by the Corporation.

15. Income Taxes (continued)

The components of the Corporation's net deferred tax assets in the consolidated balance sheets as of December 31 are as follows:

	2005	2004
Deferred tax assets:		
Allowance for loan losses	**$3,306,005**	$3,087,918
Other	**1,785,184**	1,145,500
Total deferred tax assets	**5,091,189**	4,233,418
Deferred tax liability:		
Mortgage servicing rights	**(515,063)**	(483,866)
Total deferred tax liabilities	**(515,063)**	(483,866)
Net deferred tax assets	**$4,576,126**	$3,749,552

16. Commitments and Contingencies

A summary of the contractual amount of commitments to extend credit is as follows:

	2005	2004
Commercial credit lines	**$167,641,092**	$181,996,327
Revolving home equity and credit card lines	**85,400,798**	82,362,909
Standby letters of credit	**10,867,093**	13,538,965
Other loans	**2,860,892**	2,811,446
	$266,769,875	$280,709,647

Commitments to extend credit are agreements to lend. Since many of the commitments to extend credit may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash-flow requirements.

Standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. Standby letters of credit generally are contingent upon the failure of the customer to perform according to the terms of the underlying contract with the third party.

16. Commitments and Contingencies (continued)

The credit risk associated with loan commitments and standby letters of credit is essentially the same as that involved in extending loans to customers and is subject to normal credit policies. Collateral may be obtained based on management's credit assessment of the customer.

17. Fair Value of Financial Instruments

FASB Statement No. 107, *Disclosures About Fair Value of Financial Instruments*, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Statement No. 107 excludes certain financial instruments and all non financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Corporation.

The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments:

Cash and short-term investments: The carrying amounts reported in the consolidated balance sheets for cash and short-term investments approximate those assets' fair values due to the short maturity of those assets.

Investment securities (including collateralized mortgage obligations and stock in federal banks): Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans receivable: For variable-rate loans that re-price frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for all other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The carrying amount of accrued interest approximates its fair value.

17. Fair Value of Financial Instruments (continued)

Deposits: The fair values disclosed for demand deposits, including interest-bearing and non-interest bearing accounts, passbook savings, and certain types of money market accounts are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Security repurchase agreements: The carrying amounts of borrowings under repurchase agreements approximate their fair values due to variable interest rates.

FHLB advances: The fair value of FHLB advances are based upon discounted cash flows using rates for similar advances with the same maturities.

Subordinated debt: The carrying amounts of borrowings under subordinated debt approximate their fair values due to variable interest rates.

Capital securities: The fair value of the preferred capital securities are based upon discounted cash flows using rates for similar securities with the same maturities.

Junior subordinated debt: The fair value of the preferred capital securities are based upon discounted cash flows using rates for similar securities with the same maturities.

Off-balances-sheet instruments: Due to variable interest rates, the fair value of commitments to extend credit approximate the carrying value. Fair values for derivative instruments are based on cash flow projection models acquired from third parties.

17. Fair Value of Financial Instruments (continued)

The estimated fair values of the Corporation's financial instruments at December 31 are as follows:

	2005		2004	
	Carrying Amount	**Fair Value**	**Carrying Amount**	**Fair Value**
Assets				
Cash and due from banks	**$32,223,665**	**$32,223,665**	$22,824,622	$22,824,622
Federal funds sold	**33,214,446**	**33,214,446**	31,766,783	31,766,783
Reverse repurchase agreements	**5,000,000**	**5,000,000**	5,000,000	5,000,000
Investment securities available-for-sale	**70,002,125**	**70,002,125**	92,414,044	92,414,044
Investment securities held-to-maturity	**83,732,666**	**82,066,056**	55,706,453	55,358,002
Net loans	**676,141,412**	**669,912,825**	648,656,766	650,492,553
Stock in federal banks	**3,735,800**	**3,735,800**	3,678,300	3,678,300
Liabilities				
Deposits	**774,315,715**	**772,895,870**	693,431,045	692,209,547
Security repurchase agreements	**53,556,402**	**53,556,402**	84,162,626	84,162,626
FHLB advances	**24,000,000**	**24,020,353**	32,000,000	32,753,126
Subordinated debt	**5,000,000**	**4,492,063**	5,000,000	4,997,851
Capital securities	–	–	–	–
Junior subordinated debentures	**13,918,000**	**17,464,789**	13,918,000	15,571,225
Interest rate swap	**536,902**	**536,902**	377,804	377,804
Off-balance-sheet instruments				
Commitments to extend credit	–	–	–	–

18. Shareholders' Equity

The following is a summary of activity in accumulated other comprehensive income:

	2005	2004	2003
Accumulated unrealized gains (losses) on securities available for sale at January 1, net of tax	**$ (401,367)**	$ 11,078	$ 520,729
Net unrealized losses for period	**(862,696)**	(599,230)	(807,042)
Tax benefit	**341,714**	237,355	319,669
Reclassification adjustment of losses included in net income	–	(83,739)	(36,891)
Tax benefit	–	33,169	14,613
Ending other comprehensive income (loss) at December 31, net of tax	**$ (922,349)**	$ (401,367)	$ 11,078
Accumulated unrealized gains on swap at January 1, net of tax	**$ (228,156)**	$ –	$ –
Net unrealized loss for period	**(159,098)**	(377,804)	–
Tax benefit	**63,019**	149,648	–
Ending other comprehensive loss at December 31, net of tax	**$ (324,235)**	$ (228,156)	$ –
Accumulated other comprehensive income (loss) at January 1, net of tax	**$ (629,523)**	$ 11,078	$ 520,729
Other comprehensive loss, net of tax	**(617,061)**	(640,601)	(509,651)
Accumulated other comprehensive income (loss) at December 31, net of tax	**$ (1,246,584)**	$ (629,523)	$ 11,078

19. Earnings Per Share

Basic net income per common share is computed by dividing net income applicable to common stock by the weighted average number of shares of common stock outstanding during the period. Diluted net income per common share is computed by dividing net income applicable to common stock by the weighted average number of shares, nonvested stock and dilutive common stock equivalents outstanding during the period. Common stock equivalents consist of common stock issuable under the assumed exercise of warrants and stock options granted under the Corporation's stock plans, using the treasury stock method. A computation of earnings per share follows:

	2005	2004	2003
Basic EPS Calculation:			
Basic average shares outstanding	2,298,593	2,302,522	2,343,460
Net income	$6,262,526	$5,681,049	$5,164,200
Basic earnings per common share	$2.72	$2.47	$2.20
Diluted EPS Calculation:			
Average shares outstanding	2,298,593	2,302,522	2,343,460
Nonvested restricted stock	26,820	30,206	49,620
Net effect of the assumed exercise of stock options	62,025	61,643	89,919
Diluted average shares	2,387,438	2,394,371	2,482,999
Net income	$6,262,526	$5,681,049	$5,164,200
Diluted earnings per common share	$2.62	$2.37	$2.08

20. Parent Company Financial Statements

The condensed financial statements of the Corporation, prepared on a parent company unconsolidated basis, are presented as follows:

Balance Sheet

	December 31	
	2005	2004
Assets		
Cash	$ 1,871,388	$ 2,449,327
Investment in subsidiary	63,004,642	57,470,639
Other assets	1,350,305	1,296,944
Total assets	$ 66,226,335	$61,216,910
Liabilities and shareholders' equity		
Other liabilities	$ 725,813	$ 755,223
Junior subordinated debentures owed to unconsolidated subsidiary trust	13,918,000	13,918,000
Total liabilities	14,643,813	14,673,223
Shareholders' equity	51,582,522	46,543,687
Total liabilities and shareholders' equity	$ 66,226,335	$61,216,910

20. Parent Company Financial Statements (continued)

Statements of Income

	Years Ended December 31		
	2005	**2004**	**2003**
Interest income	**$ 32,879**	$ 26,579	$ 76,863
Interest expense	**1,487,982**	1,488,053	1,590,506
Net interest income	**(1,455,103)**	(1,461,474)	(1,513,643)
Other income	**44,308**	44,308	–
Other operating expenses:			
Unearned compensation amortization	**257,227**	299,995	396,092
Other expenses	**334,703**	306,430	305,923
Total other operating expenses	**591,930**	606,425	702,015
Net loss before tax benefit and equity in undistributed net income of subsidiary	**(2,002,725)**	(2,023,591)	(2,215,658)
Tax benefit	**814,187**	949,289	817,343
Net loss before equity in undistributed net income of subsidiary	**(1,188,538)**	(1,074,302)	(1,398,315)
Equity in undistributed net income of subsidiary	**7,451,064**	6,755,351	6,562,515
Net income	**$ 6,262,526**	$ 5,681,049	$5,164,200

20. Parent Company Financial Statements (continued)

Statements of Cash Flows

	Years Ended December 31		
	2005	**2004**	**2003**
Operating activities			
Net income	**$6,262,526**	$5,681,049	$5,164,200
Adjustments to reconcile net income to net cash provided by (used by) operating activities:			
Undistributed net income of subsidiary	**(7,451,064)**	(6,755,351)	(6,562,516)
Income tax benefit from exercise of options and warrants	**172,650**	817,610	456,013
Stock compensation	**99,793**	99,990	110,000
Unearned compensation amortization	**257,227**	299,995	396,092
Increase (decrease) in other assets	**(53,361)**	830	(337,378)
Increase (decrease) in other liabilities	**(29,410)**	113,087	(419,942)
Net cash provided by (used by) operating activities	**(741,639)**	257,210	(1,193,531)
Investing activities			
Dividends from The National Bank of Indianapolis	**1,300,000**	1,000,000	1,650,000
Net cash provided by investing activities	**1,300,000**	1,000,000	1,650,000
Financing activities			
Proceeds from issuance of stock	**556,922**	1,386,574	869,146
Repurchase of stock	**(1,693,222)**	(3,779,334)	(5,054,547)
Net cash used by financing activities	**(1,136,300)**	(2,392,760)	(4,185,401)
Decrease in cash and cash equivalents	**(577,939)**	(1,135,550)	(3,728,932)
Cash and cash equivalents at beginning of year	**2,449,327**	3,584,877	7,313,809
Cash and cash equivalents at end of year	**$1,871,388**	$2,449,327	$3,584,877

21. Quarterly Results of Operations (Unaudited)

The following is a summary of the unaudited quarterly results of operations for the years ended December 31, 2005 and 2004:

	March 31	June 30	September 30	December 31
2005				
Interest income	**$ 11,257,015**	**$ 12,360,413**	**$ 13,429,898**	**$ 13,799,781**
Interest expense	**4,244,692**	**5,086,617**	**5,572,173**	**6,002,333**
Net interest income	**7,012,323**	**7,273,796**	**7,857,725**	**7,797,448**
Provision for loan losses	**425,000**	**495,000**	**565,000**	**600,000**
Other operating income	**1,747,392**	**1,909,241**	**1,937,129**	**1,961,678**
Other operating expense	**6,041,241**	**6,232,053**	**6,505,891**	**6,491,705**
Net income before tax	**2,293,474**	**2,455,984**	**2,723,963**	**2,667,421**
Federal and state income tax	**864,141**	**967,939**	**1,058,942**	**987,294**
Net income after tax	**$ 1,429,333**	**$ 1,488,045**	**$ 1,665,021**	**$ 1,680,127**
Basic earnings per share	**$ 0.62**	**$ 0.65**	**$ 0.72**	**$ 0.73**
Diluted earnings per share	**$ 0.60**	**$ 0.62**	**$ 0.70**	**$ 0.70**
2004				
Interest income	$ 8,758,927	$ 9,057,485	$ 9,894,386	$10,812,759
Interest expense	2,980,095	2,902,881	3,323,504	3,755,826
Net interest income	5,778,832	6,154,604	6,570,882	7,056,933
Provision for loan losses	300,000	300,000	330,000	390,000
Other operating income	1,732,917	1,832,407	1,816,372	1,794,812
Other operating expense	5,476,831	5,725,926	5,672,721	5,726,234
Net income before tax	1,734,918	1,961,085	2,384,533	2,735,511
Federal and state income tax	685,628	439,384	910,503	1,099,483
Net income after tax	$ 1,049,290	$ 1,521,701	$ 1,474,030	$ 1,636,028
Basic earnings per share	$ 0.46	$ 0.66	$ 0.64	$ 0.71
Diluted earnings per share	$ 0.43	$ 0.64	$ 0.61	$ 0.69

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

KATHRYN G. BETLEY
Ms. Betley, a director, is chairperson of the board of Visionary Enterprises, Inc., a subsidiary of Community Hospitals Foundation, Inc., which develops and manages surgery centers.

JAMES M. CORNELIUS
Mr. Cornelius, a director, is the non-executive chairman of the board of directors of Guidant Corporation, a leading cardiac and vascular medical device company.

DAVID R. FRICK
Mr. Frick, a director, s retired from Wellpoint, Inc. (a health care management and health insurance company, which merged with Anthem Insurance), where he served as the executive vice president and chief legal and administrative officer until his retirement in June 2005.

ANDRE B. LACY
Mr. Lacy, a director, is the chairman and chief executive officer of LDI, Ltd. (Limited Partnership) and its subsidiaries. Its various entities include: Lacy Distribution, Inc.; Tucker-Rocky Distributing; and FinishMaster, Inc.

G. BENJAMIN LANTZ, JR
Dr. Lantz, a director, was president of the University of Indianapolis from 1988 through May 1998. He is currently retired and serves as an independent consultant.

MICHAEL S. MAURER
Mr. Maurer, the chairman of the board of the Corporation and the Bank is chief executive officer and fifty percent owner of IBJ Corp., a publishing company which owns *The Indianapolis Business Journal, and The Court and Commercial Record, Indiana Lawyer.*

MORRIS L. MAURER
Mr. Maurer is the president, chief executive officer and a director of the Corporation and the Bank.

PHILIP B. ROBY
Mr. Roby is the executive vice president, chief operating officer and a director of the Corporation and the Bank and is also the chief lending officer of the Bank.

TODD H. STUART
Mr. Stuart, a director, is vice president of Stuart's Household Furniture Moving & Storage, Inc., responsible for sales and daily operations.

JOHN T. THOMPSON
Mr. Thompson, a director, was elected to the Board on September 15, 2005 for a term to expire at the annual meeting of shareholders in 2006. Mr. Thompson is president and chief executive officer of Thompson Distribution Company, Inc., which is a distributor of mechanical supplies and equipment. He is also the president and chief executive officer of First Electric Supply Company, Inc., a distributor of electrical supplies and equipment.

DEBRA L. ROSS
Ms. Ross is the chief financial officer of the Corporation and the Bank.

MARK E. BRUIN
Mr. Bruin is the chief client officer of the Bank.

TERRY K. SCOTT
Mr. Scott is the chief credit officer of the Bank.